SEC 1815
(11-2002)
Previous
versions
obsolete

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

05050840

OMB APPROVAL
OMB Number: 3235-0116
Expires: August 31, 2005
Estimated average burden hours per response: 6.00

P.E.
3/31/05

FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of March, 20 05

Commission File Number 0-30308

SOUTHWESTERN RESOURCES CORP.
(Translation of registrant's name into English)

Suite 1650-701 West Georgia St., Vancouver, B.C. V7Y 1C6, Canada
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F......... Form 40-F...X..

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): X

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Southwestern Resources Corp.
(Registrant)

By: ____________
(Signature)*
Thomas W. Beattie
VP, Corporate Development

Date April 8, 2005

* Print the name and title of the signing officer under his signature.

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer Pursuant to Rules 13a-16 and 15d-16 under the Securities Exchange Act of 1934

General Instructions

A. Rule as to Use of Form 6-K.

This form shall be used by foreign private issuers which are required to furnish reports pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934.

B. Information and Document Required to be Furnished.

Subject to General Instruction D herein, an issuer furnishing a report on this form shall furnish whatever information, not required to be furnished on Form 40-F or previously furnished, such issuer

i. makes or is required to make public pursuant to the law of the jurisdiction of its domicile or in which it is incorporated or organized, or
ii. files or is required to file with a stock exchange on which its securities are traded and which was made public by that exchange, or
iii. distributes or is required to distribute to its security holders.

The information required to be furnished pursuant to (i), (ii) or (iii) above is that which is material with respect to the issuer and its subsidiaries concerning; changes in business; changes in management or control; acquisitions or dispositions of assets; bankruptcy or receivership; changes in registrant's certifying accountants; the financial condition and results of operations; material legal proceedings; changes in securities or in the security for registered securities; defaults upon senior securities; material increases or decreases in the amount outstanding of securities or indebtedness; the results of the submission of matters to a vote of securityholders; transactions with directors, officers or principal securityholders; the granting of options or payment of other compensation to directors or officers; and any other information which the registrant deems of material importance to security holders.

This report is required to be furnished promptly after the material contained in the report is made public as described above. The information and documents furnished in this report shall not be deemed to be "filed" for the purposes of Section 18 of the Act or otherwise subject to the liabilities of that section.

If a report furnished on this form incorporates by reference any information not previously filed with the Commission, such information must be attached as an exhibit and furnished with the form.

C. Preparation and Filing of Report.

(1) The Form 6-K report shall consist of a cover page, the report or document furnished by the issuer, and a signature page. An issuer must submit the Form 6-K report in electronic format via the Commission's Electronic Data Gathering, Analysis, and Retrieval (EDGAR) system in accordance with the EDGAR rules set forth in Regulation S-T (17 CFR Part 232) except as discussed below. An issuer submitting the Form 6-K in electronic format must provide the signatures required for the Form 6-K report in accordance with Regulation S-T Rule 302 (17 CFR 232.302). For assistance with technical questions about EDGAR or to request an access code, call the EDGAR Filer Support Office at (202) 942-8900. For assistance with the EDGAR rules, call the Office of EDGAR and Information Analysis at (202) 942-2940.

(2) An issuer may submit a Form 6-K in paper under:

- Regulation S-T Rule 101(b)(1) (17 CFR 232.101(b)(1)) if the sole purpose of the Form 6-K is to furnish an annual report to security holders;
- Regulation S-T Rule 101(b)(7) to provide a report or other document that the issuer must furnish and make public under the laws of the jurisdiction in which it is incorporated, domiciled or legally organized (the issuer's "home country"), or under the rules of the home country exchange on which the issuer's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been

distributed to the issuer's security holders, and, if discussing a material event, including the disclosure of annual audited or interim consolidated financial results, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR; or

- a hardship exemption provided by Regulation S-T Rule 201 or 202 (17 CFR 232.201 or 232.202).

Note to paragraph (2): An issuer that is or will be incorporating by reference all or part of an annual or other report to security holders, or of any part of a paper Form 6-K, into an electronic filing must file the incorporated portion in electronic format as an exhibit to the filing in accordance with Regulation S-T Rule 303(b) (17 CFR 232.303(b)).

(3) When submitting a Form 6-K in paper under one of the above rules, an issuer must check the appropriate box on the cover page of the Form 6-K. When submitting a Form 6-K in paper under a hardship exemption, an issuer must provide the legend required by Regulation S-T Rule 201(a)(2) or 202(c) (17 CFR 232.201(a)(2) or 232.202(c)) on the cover page of the Form 6-K.

(4) An issuer furnishing the Form 6-K in paper under one of the above rules, or as otherwise permitted by the Commission, must deposit with the Commission eight complete copies of the Form 6-K report. An issuer must also file at least one complete copy of the Form 6-K with each United States stock exchange on which any security of the issuer is listed and registered under Section 12(b) of the Exchange Act. The issuer must have signed at least one of the paper copies deposited with the Commission and one filed with each United States stock exchange in accordance with Exchange Act Rule 12b-11(d) (17 CFR 240.12b-11(d)) when submitting the Form 6-K in paper to the Commission. An issuer submitting the Form 6-K in paper must also conform the unsigned copies. When submitting the Form 6-K in electronic format to the Commission, an issuer may submit a paper copy containing typed signatures to each United States stock exchange in accordance with Regulation S-T Rule 302(c) (17 CFR 232.302(c)).

D. Treatment of Foreign Language Documents.

(1) An issuer must submit the Form 6-K report in electronic format in the English language in accordance with Regulation S-T Rule 306 (17 CFR 232.306) and Exchange Act Rule 12b-12(d) (17 CFR 240.12b-12(d)), as referenced in Regulation S-T Rule 306(a) (17 CFR 232.306(a)), except as otherwise provided by this Form. An issuer submitting the Form 6-K in paper must meet the requirements of Exchange Act Rule 12b-12(d) (17 CFR 240.12b-12(d)). In accordance with, or in addition to, the list of documents specified in Exchange Act Rule 12b-12(d)(2) (17 CFR 240.12b-12(d)(2)), an issuer must provide a full English translation of the following documents furnished under cover of Form 6-K whether submitted electronically or in paper:

- press releases;
- communications and other documents distributed directly to security holders for each class of securities to which a reporting obligation under Exchange Act Section 13(a) or 15(d) pertains, except for offering circulars and prospectuses that relate entirely to securities offerings outside the United States ("foreign offerings"); and
- documents disclosing annual audited or interim consolidated financial information.

(2) In addition to the documents specified in Exchange Act Rule 12b-12(d)(3) (17 CFR 240.12b-12(d)(3)), an issuer may furnish under cover of Form 6-K, whether submitted electronically or in paper, an English summary instead of a full English translation of a report required to be furnished and made public under the laws of the issuer's home country or the rules of the issuer's home country stock exchange, as long as it is not a press release and is not required to be and has not been distributed to the issuer's security holders. Such a document may include a report disclosing unconsolidated financial information about a parent company.

(3) An issuer is not required to submit under cover of Form 6-K an offering circular or prospectus that pertains solely to a foreign offering, even when an English translation or English summary is available, if the issuer has already submitted a Form 6-K or filed a Form 20-F or other Commission filing on EDGAR that reported material information disclosed in the offering circular or prospectus. If an issuer has not previously disclosed this material information to the Commission, it may submit in electronic format under cover of Form 6-K an English translation or English summary of the portion of the foreign offering circular or prospectus that discusses the new material information.

(4) Any submitted English summary must meet the requirements of Exchange Act Rule 12b-12(d)(3)(ii) (17 CFR 240.12b-12(d)(3)(ii)). An issuer may submit the unabridged foreign language report or other document along with the English summary or English translation as permitted by Regulation S-T Rule 306(b) (17 CFR 232.306(b)) for electronic filings and Exchange Act Rule 12b-12(d)(4) (17 CFR 240.12b-12(d)(4)) for paper filings.

S CORP.

REPORT 2004



CONTENTS

FRONT COVER
Stylized photomicrograph of high grade gold from Boka 1.

HIGHLIGHTS



Cerro Crespo Zone, Liam Gold-Silver Joint Venture, Peru

BOKA GOLD PROJECT, CHINA

- Over 30,000 metres of drilling completed.
- Drilling at Boka 1 on 100 metre by 50 metre spacing continues to delineate wide zones of gold mineralization.
- Drilling at Boka 1 shows good continuity along strike and downdip.
- Drill results include 77.45 metres grading 10.2 grams per tonne gold in hole B04-49, 59.65 metres of 9.30 grams per tonne gold in hole B04-53 and 52.25 metres of 7.30 grams per tonne gold in hole B04-57.
- Over 9,000 soil samples collected on a 200 metre by 100 metre grid pattern defined several significant gold in soil anomalies. Follow-up trenching and tunnelling on the Boka 7 Lower Zone anomaly discovers a new gold system extending for at least 600 metres along strike. Average width of this system is about 10 metres and is open to the north and south.
- Large gold-copper soil anomaly in the southwest corner of the Boka Project area contains values up to two grams per tonne gold.

LIAM GOLD-SILVER JOINT VENTURE, PERU

- Over 8,000 metres of drilling completed at Cerro Crespo-Cerro Queshca.
- Drilling expands the Cerro Crespo mineralization.
- At Cerro Queshca, drilling returned a 24.55 metre intersection of 6.0 grams per tonne gold and 67.6 grams per tonne silver.
- Five new gold-silver zones discovered with the largest being Careli.
- Joint Venture area expanded to 94,695 hectares.

ANTAY COPPER-GOLD PORPHYRY PROJECT, PERU

- Five porphyry centres outlined.
- Joint Venture Agreement with Anglo American Exploration Peru S.A. signed.
- Extensive oxide copper mineralization at Sayta.

ACCHA-YANQUE ZINC PROJECT, PERU

- Pre-feasibility to commence in 2005.
- High potential for adding resources at Azulcancha and Capayocc.

TO OUR SHAREHOLDERS

2004 has been an exciting year for your Company with continued exceptional drill results from the Boka Gold Project in China and the discovery of several new significant gold-silver zones on the Liam Regional Project in Peru. In addition, the signing of a Heads of Agreement with Anglo American Exploration Peru S.A. on the Antay Copper-Gold Porphyry Project assures that this area will receive an effective and efficient evaluation from a strong technical team with extensive porphyry copper experience in Peru.

At the Boka Gold Project located in Yunnan Province, a major drilling program is ongoing to define resources at the Boka 1 Gold Zone. To date, over 30,000 metres of drilling has been completed with all holes either at Boka 1 or Boka 7. During the year, a soil survey was conducted over the entire Property with over 9,000 samples collected. Several major gold in soil anomalies were delineated and are at various stages of follow-up.

A new mineralized zone has been detected at the lower Boka 7 area and this target is drill ready. It is expected, based on the close association of gold mineralization with soil anomalies, that further drill targets will be defined in early 2005. Gold mineralization at Boka is hosted within Middle Proterozoic carbonaceous sediments located in the Panxi Rift. Free gold is hosted within stockworks and larger parallel replacement bodies within quartz-carbonate and sulphide. The setting of this mineralization is very similar in nature to large gold deposits like Sukoi Log in Russia. Management believes that the Boka Project area has the potential to host a large multimillion ounce gold deposit.

The philosophy of the Company's exploration management team is one that continues to seek low risk opportunities for shareholders and includes developing exploration models within major metal belts, conducting early stage exploration and then seeking major mining companies with the financial and technical skills to advance properties to the feasibility stage. The initial exploration is generally low cost and in most areas, once properties are advanced to the drilling stage, it is most beneficial to shareholders at this high risk phase to bring in a partner with the financial resources to carry out proper assessment. A perfect example of this is the letter agree-



Liam Camp, Peru

ment with Anglo on the Antay Copper-Gold Porphyry Project. The Company has been conducting regional exploration within the Tintaya-Bambas Copper-Gold Skarn/Porphyry Belt over a number of years and discovered the Antay porphyry mineralization in an area previously unknown to contain this type of mineralization. Southwestern acquired 100% of the area and completed an extensive surface exploration program. The Agreement with Anglo has reduced shareholders' risk considerably on this Property and work commitments by Anglo will ensure that an efficient program will be conducted to test the economic significance of this mineralization. On the Liam Gold-Silver Project in Peru, a Joint Venture with Newmont Peru Limited, drilling in 2004 focused on the Cerro Crespo and Cerro Queshca prospects. As a result of this drilling, the gold-silver zone at Cerro Crespo was expanded and higher grade gold-silver mineralization intersected at Cerro Queshca. The Liam Regional Joint Venture was the subject of an aggressive exploration program resulting in the discovery of several new gold-silver zones slated for drilling in 2005. The most significant new gold zones discovered are Astana, West Astana and Careli. Mineralization at Astana and Careli is of the epithermal high sulphidation type associated with vuggy silica, alunite and barite in volcanic host rocks. This brings the total number of gold zones on the Liam Joint Venture to seven. First phase drilling programs have been conducted on only two of these zones.

With the rebound of zinc prices to above 57 cents per pound, management of the Company has decided to initiate a pre-feasibility study on the Accha-Yanque Zinc Project located in southern Peru. This Project is 100% owned by Southwestern and is underlain by a 30 kilometre northeast-southwest trending belt of oxide zinc±silver±lead replacement bodies situated on the west margin of the Apurimac Batholith. Previous exploration at Accha by Pasminco Limited (Pasminco Option) defined an indicated and inferred oxide resource of 9 million tonnes of 9% zinc. Widespread limited drilling by Rio Tinto at Yanque defined a resource but drill spacing was too broad to categorize this resource. The pre-feasibility study will focus on upgrading and expanding resources at Accha and Yanque and drilling new (2004) discoveries at Capayocc and Azulcancha.This study is to commence in the first quarter of 2005 and is anticipated to take eight months to complete.

The Company has continued with its ongoing exploration program in the Tintaya-Bambas Copper-Gold Skarn/Porphyry Belt and a new porphyry has been discovered on the Milenio Project. A detailed evaluation on this and several other porphyries in the area is planned. Discovery of this new porphyry and recent success of other companies have shown the Tintaya-Bambas to be a prolific mineralized belt.

In 2005, the Company will be focusing its exploration efforts on several key projects including the Boka Gold Project in China and the Liam Gold-Silver Project in Peru. During 2004, the Company earned a 90% interest in the Boka Gold Project and embarked on an aggressive drilling program to define resources on the Boka 1 Gold Zone. This Zone has been defined at surface and in tunnels over a strike length of 1,800 metres and has now been confirmed in the drilling program to extend downdip over 300 metres. Gold mineralization is open in all directions. On the Liam Joint Venture with Newmont, 2004 drilling concentrated on the Cerro Crespo and Cerro Queshca gold-silver zones with positive results confirming the high grade nature of mineralization at Cerro Queshca and expanding the Cerro Crespo Zone. Drilling in 2005 will be conducted to add resources to the overall Liam Project with the focus of the program at Astana, West Astana and Careli. Several extensive bulk leach extractable gold anomalies are also to be followed up. 2005 will also see an aggressive evaluation program by Anglo on the Antay Copper-Gold Porphyry Project. This Project is underlain by extensive porphyry copper-molybdenum mineralization. Anglo plans a comprehensive program including geophysics and drilling. Porphyry copper-molybdenum mineralization is widespread at Antay with extensive oxide copper mineralization at surface both in porphyry and overlying sediments.

The Company is indirectly exploring in Canada through its shareholdings in Aurora Platinum Corp. and Superior Diamonds Inc. These companies actively explore in Ontario and Québec for diamonds and nickel-PGM. Superior is working on several key targets in the Temiscamingue and Desmaraisville areas of Québec and in northwestern Ontario. Work has included extensive overburden sampling to recover kimberlite indicator minerals, airborne magnetics and drilling. Kimberlite indicator minerals with highly anomalous chemistry have been recovered for several areas and new drill targets defined. Superior has plans to conduct several drilling campaigns in the Temiscamingue area.

The Company has a strong balance sheet with no debt and more than enough funds to complete the planned programs for the upcoming year. The Company has an enviable asset base with two projects being advanced to the resource stage and a third to go into the pre-feasibility stage. Growth potential for the Company is considered excellent and management will work in the best interest of all shareholders to realize this growth.

The support of all shareholders during 2004 is greatly appreciated and management looks forward to an even better 2005.

JOHN G PATERSON
March 15, 2005



Bradley drill rig, Boka Gold Project, China

BOKA GOLD PROJECT, CHINA Southwestern has discovered a new gold system on the Boka 7 Lower Zone anomaly extending for at least 600 metres and open to the north and south.



Sichuan Province
Yunnan Porphyry Copper-Gold Project
Dali
Chuxiong
Boka Gold Property
Dongchuan
Kunming
Yunnan Province
Mojiang
Gejiu
Yunnan Porphyry Copper-Gold Project
Beijing
Boka Gold Project
Kunming
0
100
200
400
Kilometres

The Boka Gold Project is located in Yunnan Province approximately 2,000 kilometres southwest of Beijing and 150 kilometres north of Kunming, the capital city of Yunnan Province. The Project area is the subject of three Mining Permits and three Exploration Permits covering an area of 162.4 square kilometres within the Dongchuan District. The properties are held by Yunnan Gold Mountain Mining Co. Ltd., a Sino-Foreign Joint Venture Company controlled by Southwestern (90%). Team 209 of the Yunnan Nuclear Industry, Southwestern's Chinese partner, holds a 10% interest in the Joint Venture Company.

The Property is located on the western edge of a north-south trending plateau bounded by the Xiaojing River to the east and the Yangtse River to the west. Between the two rivers, a plateau sits at an elevation of about 1,900 metres. Exploration activity on the Boka Gold Project at present is concentrated along the western edge of the plateau. The main zones of gold mineralization outcrop along the western edge of this plateau between 1,400 metres to 1,850 metres in elevation. Gold mineralization is hosted in a structurally complex package of deformed carbonaceous slates and sandstones which have


SECTION 5000
Boka 1 South
65, 73 vertical
64
60
2b
50
55
63
69
68
51
4
49
1 3
54
62
61
56
72
41
45
48
53
33
26
28
27
37
32
30
42
29
39
44
35
38
24
47
66
25
21
6, 12
20
67
52
11
2923200 mN
N
Overburden
Carbonaceous slate, cataclasite, breccia, mylonite
Dolomite
Tuffaceous slate
Phyllite
Sandstone
Gabbro
Gray to dark gray slate
Fault
Drillhole location
0
100
200
400
Metres

Boka Gold Project • Geology and Drillhole Plan


SW
NE
34601400.0 E
34601500.0 E
34601600.0 E
34601700.0 E
34601800.0 E
34601900.0 E
34602000.0 E
34602100.0 E
B0-43 (Abandoned)
B04-04
B04-49
B03-07
B04-46
B02-01
B03-03
1900.0 Elev
1800.0 Elev
1700.0 Elev
1600.0 Elev
Gold Assay g/t
0.20-0.50
0.51-2.00
2.01-5.00
5.01-162.00
0
75
150
Metres

Cross Section 5700 Looking Northwest


SW
NE
B04-37
B04-27
B04-28
B04-26
B04-33
B04-53
B04-48
B04-45
B04-57
B04-41
1800.0 Elev
1700.0 Elev
1600.0 Elev
1500.0 Elev
Gold Assay g/t
0.20-0.50
0.51-2.00
2.01-5.00
5.01-162.00
0
75
150
Metres

Cross Section 5000 Looking Northwest


N
S
Boka 1 North
Boka 1 South
Zone Top
0 100 200 400
Metres
Boka 1 Mineralized Gold Zones • 3D Model Looking East

undergone several periods of thrusting resulting in the development of a 200 metre thick mylonite and breccia zone. The mineralized horizon extends for at least eight kilometres in a north-south direction and variably dips to the east between 20 degrees to 40 degrees and is closely associated with the ductile-brittle shear zones believed to be knappe-like structures. Associated recumbent folds have thickened the host lithologies considerably. Northeast trending axial planar shears control the high grade gold mineralization.

Drilling with eight rigs is focusing on the Boka 1 Gold Zone, which has been divided into north and south zones. Drilling is on 50 metre by 50 metre and 100 metre by 50 metre grids. To date, 81 holes have been completed and over 30,000 metres drilled. In places, exceptional intersections of gold mineralization have been encountered including:

Hole B03-06 –90.85 metres of 5.21 grams per tonne gold

Hole B03-08–63.70 metres of 6.10 grams per tonne gold

Hole B04-49 –77.45 metres of 10.20 grams per tonne gold

Hole B04-53 –59.65 metres of 9.30 grams per tonne gold

Hole B04-57– 52.25 metres of 7.30 grams per tonne gold

The higher grade intersections contain bonanza gold zones up to 10 metres thick with up to 160 grams per tonne gold over two metres. These bonanza zones are associated with massive sulphide and commonly visible gold. Gold mineralization in the lower grade envelope to these bonanza zones occurs in quartz-carbonate-sulphide stockworks, quartz veins and massive carbonate replacements. In general, gold

30,000 metres of drilling completed, Boka Gold Project



mineralization is stratabound in nature and has been intersected in drillholes up to 500 metres downdip.

The Company has collected over 9,000 soil samples on a 200 metre by 100 metre grid and several significant gold in soil anomalies have been delineated. Follow-up of these anomalies is in progress with the most advanced zone being the Boka 7 Lower Zone. At the Boka 7 Lower Zone, trenching, tunnelling and rock chip sampling have defined a mineralized system extending roughly north-south for at least 600 metres with grades up to 10 grams per tonne gold over five metres. This Zone will be drill tested in 2005.

A preliminary assessment by Hatch Engineering has shown that a portion of the Boka gold mineralization is amenable to open pit mining with a strip ratio of three to one. The remainder of the mineralization occurring beyond the limits of open pitting is amenable to underground mining. Metallurgical testing clearly shows the gold to be free-milling and over 90% can be recovered by conventional milling, gravity separation and carbon-in-pulp leaching.


Kilometres
Boka Gold Project
Boka 11
Boka 8
Boka 1
Boka 7
Boka 7 Lower Zone

Boka Gold Project • Gold in Soils (>20 ppb)

YUNNAN PORPHYRY COPPER-GOLD PROJECT, CHINA

Four significant previously unknown anomalies were delineated by this survey. The anomalies include two large gold areas in porphyry. One of the anomalies is also associated with elevated levels of platinum.

The Yunnan Porphyry Copper/Gold Project is a 50/50 joint venture between the Company and Newmont Overseas Exploration and covers an area of approximately 75,000 square kilometres. The Project is located in the Tertiary structural belt of western Yunnan Province, an area known to host a number of copper-gold porphyries, and skarns with related peripheral gold mineralization hosted in Tertiary continental sediments.

Focus of exploration will be within north-south trending structural corridors underlain by alkalic, monzonite and granodiorite porphyries which have intruded into highly metamorphosed basement rocks and a variety of younger sedimentary and volcanic rocks. A portion of the area is underlain by the Emeishan basalts and there is potential for Norilsk type nickel-copper-PGM mineralization.

During 2004, approximately 4,000 stream sediment samples were collected in one target area underlain by several porphyry bodies. Four significant previously unknown anomalies were delineated by this survey. The anomalies include two large gold areas in porphyry. One of the anomalies is also associated with elevated levels of platinum. Another important anomaly occurs within a complex granodiorite intrusive and is associated with a broad area of elevated copper-molybdenum values. Follow-up programs to determine the source of these anomalies are now in progress.



High grade gold in core, Boka Gold Project

PERU PROJECTS

LIAM JOINT VENTURE A total of seven gold-silver zones have been delineated. Joint Venture area expanded to 94,695 hectares.


Cuzco
Tintaya-Bambas Copper-Gold
Skarn/Porphyry Belt
Accha
Livitaca
Antay
Liam
Arcata
Tintaya
0
50
200

The Liam Joint Venture is located in the Department of Cuzco about 190 kilometres northwest of the city of Arequipa and about 20 kilometres north of the Arcata Silver-Gold Mine. The Joint Venture is comprised of 94,695 hectares of exploration concessions divided into the Liam Core Zone (3,500 hectares) and the Liam Regional Zone (91,195 hectares). Liam is a Joint Venture between the Company and Newmont Peru Limited. Newmont is earning an interest in the Liam Core Zone, and the Liam Regional Zone is a 50/50 joint venture. Under the terms of the option agreement, Newmont has the right to earn a 50% interest in the Liam Core Zone by spending US$5 million over a three year period. Newmont can earn an additional 10% by fully funding a positive bankable feasibility study and a further 10% (total 70%) by funding all costs to the commencement of commercial production.

The Liam area is 340 kilometres from Arequipa and is accessible by road via the communities of Puente Callani, Sibayo, Cailloma and Arcata. There is a gravel



Alteration zone – Cerro Queshca, Liam Joint Venture

airstrip at Orcopampa 45 kilometres south of Liam. From Orcopampa to Liam, it is a four hour drive.

On a regional geological basis, the Liam Joint Venture is located within the central portion of the northwest-southeast trending Tertiary Volcanic Belt of southern Peru. The volcanic belt has developed on top of older, mainly sedimentary units which outcrop to the northeast and southwest of the volcanic belt. Within the area of the Liam Joint Venture, the oldest volcanic units are those of the Tacaza Formation. The Tacaza Formation is in turn overlain by the Late Miocene Alpabamba volcanics consisting of bedded, felsic to andesitic tuffs and lavas. The Alpabamba is also comprised of dacite to rhyolite domes and intrusions. All of the known gold-silver mineralization within the Liam Joint Venture Area is hosted within this unit. Structures trending both east-west and north-south control the higher gold grades.

A total of seven gold-silver zones have been delineated on the Liam Joint Venture. Only two of these, Cerro Crespo and Cerro Queshca, have been drilled. All of the gold systems with the exception of Farallon are epithermal high sulphidation type and mineralization is associated with hydrothermal breccias, vuggy silica and phreatomagmatic breccias. Farallon is a low sulphidation system with gold-silver mineralization found in quartz-adularia stringers.

By the end of 2004, over 8,000 metres of drilling had been completed at Cerro Crespo and Cerro Queshca. At Cerro Crespo, many of the drillholes bottomed in mineralization. Silver rich and gold rich zones were encountered in drillholes and at Cerro Crespo significant zones of gold-silver mineralization occur from surface to at least 150 metres depth. At Cerro Crespo, a new zone of mineralization was intersected to the northwest of the main ridge and included an intersection of 26.6 metres of one gram per tonne


SWG-Meridian JV
Teton
Careli
Ibel
Esquinas
Cerro Crespo –
Cerro Queshca
Astana-Farallon
Arcata Mine
Ares Mine
Core Zone
SWG-Newmont Regional JV
Liam Project Area
0
10
20
Kilometres


8368800 N
QS-012
QS-005
Cerro Queshca
QS-010
QS-007
QS-015 & 16
8368000 N
QS-001
QS-002 & 08
QS-006
LM98D08
LM98D01B
Cerro Crespo
Li9,10-18
Li11,12-19
LM98D02
LM98D05B
Li025
8366400 N
Mineralized gold-silver zone
Quartz-alunite alteration
Drillhole location
LM98D06
782000 E
0
200
400
Metres

Liam Core Zone - Drillhole Plan

gold and 23.3 grams per tonne silver and a 40.70 metre intersection of 1.18 grams per tonne gold and [illegible] grams per tonne silver.

At Cerro Queshca, six zones of outcropping mineralization were sampled and several drilled. Some of the surface zones contain high grade gold up to 83.5 grams per tonne. Drilling at Zone Six South returned an intersection of 24.55 metres grading 6.0 grams per tonne gold and 67.6 grams per tonne silver. All of the mineralization intersected in drillholes at Cerro Crespo and Cerro Queshca is in oxide form.

Other important mineralized zones within the area of the Liam Joint Venture include Astana, West Astana, Farallon, Careli and Ibel.

The two most significant of these are Astana and Careli. Careli is located just south of the boundary between the Minaspata Property and the Liam Joint Venture. The Careli gold system is associated with a northwest-southeast trending domal structure containing extensive high sulphidation epithermal alteration which outcrops poorly. The system has been followed for 700 metres along strike and is 200 metres wide in places. Vuggy silica with associated barite and hematite/limonite occurs in isolated outcrops and extensive rock chip sampling has returned values up to 3.6 grams per tonne gold over a five metre channel. The majority of the rock chip samples returned values in the 200 to 400 parts per billion range. Careli represents a large epithermal high sulphidation target and is slated for drilling in 2005.

Astana is another high sulphidation gold-silver system located about eight kilometres southwest of Cerro Crespo. Gold-silver mineralization at Astana occurs within a breccia and vuggy silica zone over an


8395500 N
U
D
Gold Rock Geochemistry
<100 ppb gold
100-500 ppb gold
501-1000 ppb gold
>1000 ppb gold
Alteration in Outcrops
Pervasive silicification
Vuggy silica
Quartz, alunite, kaolin
Fault
0 50 100 200
Metres

area measuring 200 metres by 250 metres. Vertically, the breccia zone is exposed for about 100 metres and extensive rock chip sampling commonly returned values greater than one gram per tonne gold and substantial silver in the 65 gram per tonne to 450 gram per tonne range. Astana, like Careli, represents a significant target and will be drilled in 2005.

The Liam Joint Venture is comprised of several mineralized centres which, when combined, have excellent potential to host large oxide resources of gold-silver mineralization. The Joint Venture partners will be conducting a very aggressive drilling campaign in 2005 to enhance the value of these targets.

ANTAY COPPER-GOLD PORPHYRY PROJECT, PERU

Anglo American Exploration Peru S.A. has agreed to spend US$5 million over five years to earn 55%.

The Antay Copper-Gold Porphyry Project is located in the Tintaya-Bambas Copper-Gold Belt, which is becoming one of the most prolific mineral belts in the world. Southwestern owns 100% of the Project, which is comprised of 50,000 hectares of exploration concessions. The area is accessible by road from the city of Cuzco located about 150 kilometres to the northwest of the northern Project boundary.

Antay is underlain mainly by Tertiary volcanics containing erosional and structural windows with exposed porphyry copper mineralization. Two main areas of mineralization have been mapped and extensively sampled: Sayta in the north and Ccora in the south.

The Sayta area is underlain by several types of feldspar porphyry intruding into Cretaceous sediments. The sedimentary rocks are strongly deformed at the contact with the intrusive porphyry and form a domal feature following the general shape of the porphyry. Widespread oxide copper occurs in the



Oxide copper (green) in porphyry. Sayta area

basal portion of the sediments both as matrix to breccias and disseminations. The porphyry system exhibits a typical porphyry alteration zonation from potassic-siliceous in the central core to a propylitic outer shell. In places, as a result of elevation variations, 400 metres vertical of porphyry mineralization is exposed. Where sulphides are preserved, chalcopyrite and molybdenite are the most common with subordinate bornite. Structural deformation along the Livitaca River Fault resulted in extensive block faulting exposing the mineralized porphyry. It is possible that other blind porphyries occur below the cover volcanics.

In the southern Ccora portion of the Antay Project Area, porphyry centres outcrop and intrude a quartzite sequence resulting in widespread quartz-sericite alteration. Both copper oxides and sulphides occur, with the mineralization directly related to quartz-feldspar porphyries. Limonite and goethite after chalcopyrite occur in quartz veinlets and jarosite after biotite alteration is common. The four porphyry centres at Ccora are believed to be part of the same quartz feldspar porphyry stock. The most intensive veining and evidence for mineralization occurs along the axis of a north-northeast trending structure.

In December 2004, Southwestern signed a letter agreement with Anglo American Exploration Peru S.A. to further explore the Antay Project. Under the terms of this agreement, Anglo is to spend US$5 million and subscribe for US$5 million in Southwestern shares over a five year period to earn 55%. Anglo has the option to earn a further 15% (total 70%) by funding 100% of a bankable feasibility study.



San Juan
Sayta Porphyry Zone
Ccora Porphyry Zone
2.5
5
10
Kilometres



Checcapucara
Rio Livitaca
Rio Livitaca
Laimemachu Zone
Fault
El Puente Zone
Sihuamayo Zone
Chloritic Alteration
Chloritic Alteration
Argillic Alteration
Quartz Sericite
K
Fault
Projection of Proposed Orebody Border
Sayta Porphyry Zone
Strong Quartz Stockwork
Chaupiloma Zone
Quartz Sericite
Sediments
Volcanics
Feldspar porphyry
Feldspar dykes
Road to Livitaca
0 0.5 1
Kilometres
0 0.5 1
Kilometres

ACCHA-YANQUE ZINC PROJECT

The Accha-Yanque Zinc Project is located 120 kilometres south of Cuzco and comprises a 30 kilometre long northeast-southwest trending belt of multiple metal occurrences located on the western margin of the Apurimac batholith. A total of nine significant oxide zinc±lead±silver zones have been trenched and sampled and two zones, Accha and Yanque, have been drilled. Other significant zones of oxide zinc have been encountered at Capayocc and Azulcancha.

The Accha zinc deposit, which is located in the northeast end of this prolific belt, has undergone scoping studies by Pasminco Limited and Savage Resources Ltd. It represents one of the largest undeveloped oxide zinc resources in the world and potential to expand this resource is excellent. The scoping study concluded that Accha contained an indicated and inferred resource of 9 million tonnes grading 9% zinc (prepared pursuant to the JORC

Exploring the High Andes of Peru




Accha Property
Accha
TETIMINAS WEST ZONE
ACCHA DEPOSIT
AZULCANCHA
CAPAYOCC
Tocco
Tocco
SAYACC-UCHUY
SUSTO
Anaconda
COLLPA AREA
YURAC AREA
PUYANI
OSCOLLO AREA
SULLCA AREA
CHURIRE AREA
YANQUE SHOWING
MINASCCASA AREA
Southwestern concessions
Quartz feldspar porphyry
Apurimac batholith
Puno group; sediments
Ferrobamba formation; limestone
Mara formation; sediments
Zinc deposit and showings
0 2.5 5 10
Kilometres

Accha-Yanque Zinc Belt


SA_12
SA_14
SAC_16
T_01
SAC_01
SAC_04
SAC_06
SA_13
SAC_19
SA_15
SAC_22
SAC_11
SA_06
T_05
T_06
SAC_14
SAC_03
PA_26
PA_28
N
0 50 100 200
Metres
Overburden
Gossan (zinc)
T_01
Drillhole
Mineralized intercept
Ferrobamba Limestone
Marl key beds
Massive limestone
Laminar limestone
Lower cherty-massive limestone

Accha Zinc Project Plan Map


845400
845420
845440
Cherty Limestone
Accha Zinc Deposit
4200 m
Massive Limestone
Crackle Breccia
Footwall Limestone
Massive Limestone
4000 m
Clay Matrix Breccia
0 50 100 200
Metres
Projected drillholes and trenches
Fault
Central Fault

Accha Zinc Project • Tetiminas Cross Section 186900 E Looking West

Code, Australian Code for Reporting of Mineral Resources and Ore Reserves) in the open pit category. Underground resources were not calculated. Extensive metallurgical test work concluded that the Accha mineralization was amenable to solvent extraction electro-winning (SX-EW) treatment to produce zinc cathode.

Oxide zinc at Accha occurs within an east-west trending stratabound breccia in limestone extending for 300 metres in length and up to 150 metres wide. Drilling has shown that the strike length extends another 300 metres to the west although this mineralization does not outcrop. Principal zinc bearing minerals are smithsonite and hemimorphite.

A pre-feasibility study to be initiated in 2005 will involve expanding the resource base at Accha, Capayocc and Azulcancha. A major drilling program is also planned at Yanque.


Surface
0 50 100 200
Metres

Accha Deposit • 3D Model Looking West

CANADA PROJECTS

EXPLORATION Southwestern indirectly explores in Canada through its 19.8% interest in Superior Diamonds Inc. and its 15.7% interest in Aurora Platinum Corp.

Aurora is exploring for nickel-copper-PGM deposits in Sudbury and the Montcalm area of Ontario and for gold in the Belleterre area of Québec. Superior is exploring in northwestern Ontario, Ville-Marie, Québec and the Mistassini area, Québec.

In northwestern Ontario, Superior is evaluating an area of over 30,000 square kilometres for its kimberlite potential. Three regions of interest have been defined and include Lansdowne, Stull Lake and Muskrat Dam. Each of these regions has been assessed for kimberlite potential through the collection and processing of overburden samples to recover kimberlite indicator minerals. Based on the airborne magnetic survey and distribution of kimberlite indicator minerals, the Company acquired 20,912 hectares of claims to cover priority targets. In 2004, Superior completed further follow-up sampling in the Ellard Lake, Kasabonika and Lavoie Lake target areas. In addition, 12 magnetic targets were surveyed using mobile metal ion (MMI) technologies to determine the general geochemical signature of the magnetic bodies. Of the 12 targets sampled, four are probably kimberlite and represent drill targets.



Renard Nos. 1 & 2
Winisk
JAMES
BAY
Mistassini
Project
AEM Project
Attawapiskat
Moosonee
Desmaraisville
Noranda
Superior
Wawa
Ville Marie
CANADA
Aurora-Sudbury
Projects
Aurora-Fieldex JV
Sudbury

Results of sampling in the Ellard Lake area continue to refine the dispersion of kimberlite indicator minerals and several samples contained anomalously high counts of pyrope garnet. This has prompted management to propose flying the Ellard Lake area with closely spaced airborne magnetics. This data will be used to acquire target areas and focus further sampling. Ellard Lake is located by the north and south Kenyon faults which make up a wide northwest-southeast trending deep seated suture. This zone appears to be an important control in distribution of the Attawapiskat diamondiferous kimberlite cluster. Superior anticipates that the airborne survey will commence in the first quarter of 2005.

On the Ville Marie (formerly Temiscamingue) Project, the Company completed a 7,000 line kilometre airborne triaxial magnetometer gradiometric survey in an area where thousands of kimberlite indicator minerals were recovered from various types of glacial overburden material. The kimberlite indicator mineral chemistries suggest that their sources are associated with diamondiferous kimberlite. Subsequent to flying the airborne magnetics and interpretation of the data by both outside and in-house geophysicists, approximately 30 priority targets were picked for drill testing. In the spring of 2004, 19 of the above targets were drill tested without intersecting kimberlite. As a result of the unsuccessful drill program, a more comprehensive detailed overburden sampling program was initiated in the summer of 2004 focusing on six areas. The sampling was conducted on a systematic grid to put constraints on the dispersion pattern of the indicator mineral trains and to pinpoint target areas more reliably. Kimberlite boulders were recovered from two areas. Hypabyssal phase kimberlite boulders were recovered at Lac Baby and crater facies kimberlite was recovered from the Lac D'Argent area. The percentage of alteration mantles on grains were compared with those in kimberlite boulders and it is evident that kimberlite indicator minerals recovered from overburden samples are derived from a local source.

Based on the geophysical data and more refined kimberlite indicator mineral dispersion, several drill targets in the Lac D'Argent area have been prioritized and selected for drilling in early 2005. The Company currently has 285 claims covering 13,954 hectares in the Ville Marie area.

Exploration by the Company in the Desmaraisville area of Québec was initiated in 2003 based on broadly spaced airborne magnetic data released by the Québec government. Using this data, the Company completed an extensive overburden sampling program and recovered kimberlite indicator minerals with highly anomalous chemistries. On the basis of these results, Superior acquired 35 properties totalling 2,622 hectares. In 2004, two of the target areas were selected for detailed follow-up overburden sampling in an attempt to refine the kimberlite indicator mineral dispersion. A total of 84 samples was collected and submitted for processing. Results from this work are pending. In 2005, the Company intends to fly a high sensitivity magnetic survey over selected areas within Desmaraisville to better define potential kimberlite targets.

FINANCIAL REVIEW

DECEMBER 31, 2004 AND 2003

GENERAL

The following Management's Discussion and Analysis of Southwestern Resources Corp. (the "Company" or "Southwestern"), dated as at March 14, 2005, should be read in conjunction with the audited consolidated financial statements including the notes thereto for the years ended December 31, 2004 and 2003. Southwestern is a development stage mineral exploration company engaged in the identification, acquisition, evaluation and exploration of mineral properties, especially with the potential to host gold, silver and base metals, and is currently active in China and Peru. The Company is a reporting issuer in British Columbia, Alberta, Manitoba and Ontario and trades on the Toronto Stock Exchange under the symbol SWG.

The Company conducts its exploration independently as well as through joint venture agreements with third parties whereby a third party earns an interest in the Company's property by fulfilling terms as outlined in the agreement. The majority of joint venture agreements are structured in such a way as to allow an interested party to earn an interest in a project by making certain expenditures on the Company's properties over a period of time. The Company is also involved in exploration through option or earn-in agreements whereby it provides 100% of the funding in order to earn a controlling interest in a project owned by a third party.

Following the retirement of George H. Plewes on August 1, 2004 the Company appointed W. David Black, who has been a director of Southwestern since 2000, as Chairman of the Board of Directors. Mr. Black brings a significant amount of depth and experience as a result of his long and distinguished career both as a lawyer and in his capacity as a director for numerous public companies.

The Board of Directors and management is very grateful to George Plewes, as one of the founders of Southwestern, for his contribution to the Company's success through his dedication, insightful guidance and tireless efforts to ensure the financial health of the Company over the past 14 years. Mr. Plewes will continue his relationship with the Company as a financial consultant.

OVERALL PERFORMANCE

During the year ended December 31, 2004, the Company raised gross proceeds of $40.8 million by issuing 2,300,000 common shares at a price of $17.75 per share and an additional $3.3 million pursuant to the exercise of stock options. The funds raised are being used to continue the extensive drilling program on the Boka Gold Project, to fund the Company's projects in Peru, and for general working capital.

In June 2004, the Company received shareholder and regulatory approval for a two-for-one stock split. The shares commenced trading on a split basis on June 15, 2004. Disclosure relating to common shares and stock options in the Management's Discussion and Analysis and financial statements is presented on a split basis.

The Company's exploration programs on its three most active projects – the Boka Gold Project in China and the Liam and Antay projects in Peru – all progressed well during the year ended December 31, 2004.

Boka Gold Project - China

The Company's principal property is the Boka Gold Project in Yunnan Province, China, which Southwestern acquired in late 2002 and where an extensive drilling program is presently under way. The Boka Gold Project covers an area of 162.4 square kilometres of exploration concessions and mining leases located about 150 kilometres north of the capital city of Kunming in northern Yunnan Province and adjoins, along the southwest edge, the Dongchuan Copper Camp, which has been mined continuously since the 1950's.

The Company has earned a 90% interest in the joint venture company which holds the Boka Gold Project by contributing a total of $4,010,000 to the joint venture company and making a payment of US$1.7 million to Team 209 of the Nuclear Industry of Yunnan Province ("Team 209"), the joint venture partner. Team 209 retains a 10% carried interest in the joint venture company.

The cash payment of US$1.7 million to Team 209 was made in January 2004 and as a result Team 209 ceased its small scale mining operations on Boka 1. As at December 31, 2004, the Company had spent an aggregate of approximately $12.2 million (includes $5.9 million in drilling costs) on the Project including the payment to Team 209.

Exploration work focused on drilling the Boka 1 Gold Zone on 100 metre by 50 metre spacing, extensive soil sampling, structural mapping and follow-up trenching and tunnelling on gold in soil anomalies.

To date, 81 drillholes have been completed, seven are in progress and the Company has received assay results for 58 holes. Drill results at Boka 1 North and Boka 1 South have shown good lateral and downdip continuity of the mineralization and high grade mineralization has been intersected in several holes including 77.45 metres of 10.2 grams per tonne gold in hole B04-49, 59.65 metres of 9.3 grams per tonne gold in hole B04-53 and 52.25 metres of 7.3 grams per tonne gold in hole B04-57. Drilling has now extended gold mineralization downdip over 300 metres. It is anticipated that a resource estimate will be available for the Boka 1 Gold Zone by the end of 2005.

On the regional soil program, over 9,000 samples have been collected to date on a 200 metre by 100 metre sampling grid. This survey has outlined several significant gold in soil anomalies which are in the process of being followed up by trenching and tunnelling. The most advanced follow-up work has been completed on the Boka 7 Lower Zone anomaly where trenching and tunnelling results delineated a new gold zone extending for at least 600 metres and up to 10 metres in thickness. This area is slated for drilling in 2005. In the southwest corner of the Boka Gold Project, an extensive gold in soil anomaly with values up to two grams per tonne gold represents an important target for follow-up. This anomaly is also consistent with broad elevated levels of copper and molybdenum.

Liam Project - Peru

The Company's main property in Peru, the Liam Gold-Silver Project, is located about 190 kilometres northwest of the city of Arequipa.

In November 2003, the Company executed a formal joint venture agreement with Newmont Peru Limited ("Newmont") pursuant to which Newmont is earning a 50% interest in the Company's 100% owned Liam Core Area covering 3,500 hectares by spending US$5 million over a three year period, including a minimum expenditure of US$1 million and 5,000 metres of drilling in each year. Newmont has the option to earn an additional 10% by producing a positive feasibility study and a further 10% by funding all costs to place the Property into commercial production.

In addition, Newmont and Southwestern executed the Liam Regional Joint Venture Agreement under which both parties contributed exploration concessions covering a total of 81,789 hectares. Southwestern is the operator of the Liam Regional Joint Venture and each party is funding 50% of the initial US$5 million of expenditures over a five year period. In the first year, Newmont spent approximately US$1.6 million on the Liam Core Area and both partners spent a combined total of US$1.4 million on Liam Regional during 2004.

An aggressive program was completed in 2004 on both the Liam Core Zone and the Liam Regional Zone. The Liam Regional Zone was expanded and now occupies 91,195 hectares of exploration concessions. On the Liam Core Zone, Newmont, as operator, completed detailed sampling programs, geophysics, metallurgical studies, diamond drilling and reverse circulation drilling. A total of over 8,000 metres of drilling has now been completed on the Cerro Crespo and Cerro Queshca areas. The latest drilling has expanded the area of known mineralization at Cerro Crespo a further 200 metres to the north. This Zone will be tested with further drilling and Newmont is preparing a resource calculation for the Cerro Crespo Zone. At Cerro Queshca, several holes intersected significant mineralization including 24.55 metres of 6 grams per tonne gold and 67.6 grams per tonne silver. Further drilling is required to determine the extent of this mineralization.

Exploration within the Liam Regional Zone resulted in the discovery of five gold-silver zones, four of which are associated with high sulphidation epithermal alteration and the fifth is located within a low sulphidation epithermal system. The most significant of these zones are Astana and Careli. Astana has undergone an extensive surface channel sampling program over an area of 400 metres by 200 metres with the average of all samples indicating a grade of 0.8 grams per tonne gold and 65 grams per tonne silver.

Careli is located in the northeast portion of the Liam Regional Zone near the boundary of Liam and Minaspata. The area is underlain by a northwest-southeast trending domal feature extending for 700 metres in length and 200 metres wide in places. Within the domal feature, altered outcrops of vuggy silica occur within a broad area of overburden. Sampling of the outcrops indicates values generally between 0.2 grams per tonne to 0.5 grams per tonne gold with isolated areas containing gold values above 3.0 grams per tonne.

Both the Astana and Careli zones are slated for drilling in 2005.

Antay Project - Peru

The Antay Project, located in southern Peru, is comprised of 50,000 hectares of exploration concessions owned 100% by Southwestern. On December 23, 2004, the Company signed a letter agreement with Anglo American Exploration Peru S.A. ("Anglo") on the Antay Project. Under the terms of the agreement, Anglo can earn 55% of the Antay Project by funding US$5 million in exploration expenditures over a five year period. Anglo has a further option to earn 70% of Antay by funding 100% of a bankable feasibility study. In a separate transaction, Anglo agreed to acquire US$5 million worth of Southwestern shares over a five year period payable in US$1 million increments. The first and second year subscriptions are a firm commitment. However, Anglo has the right to elect not to subscribe in respect of the third, fourth and fifth year subscriptions.

An aggressive exploration program was completed during the last quarter and included collecting 327 rock chip samples, 81 stream sediments, induced polarization geophysics and mapping of alteration. Results of this program have conclusively shown that the Property is underlain by a series of mineralized porphyries and an extensive oxide copper zone in the overlying quartzites. The largest of the porphyries is Sayta, located in the northern portion of the concessions with an exposed area of 1,000 metres by 500 metres. Sayta could be more extensive as it is overlain by quartzites and younger volcanics to the west and east. At Sayta, oxide copper near the contact with the underlying porphyry is common and hosted by breccias or distributed as disseminations along bedding. Sulphides are generally restricted to outcrops in the Livitaca River Valley, the bottom of which is about 400 metres below the copper oxide zone in quartzites. Although assay results in the porphyries are quite variable in places, copper grades can exceed 2% with associated molybdenum and gold.

The Antay Project has undergone a comprehensive surface exploration program including extensive rock chip sampling, stream sediment sampling, geological mapping and induced polarization geophysics. All of this work has shown that the Antay Property is underlain by several porphyry copper systems. A number of priority drill targets have been delineated.

Antay represents a new porphyry copper discovery in Peru and is located in the same structural belt controlling the Tintaya and Ferrobamba copper camps.

OTHER PROJECTS

Accha-Yanque Zinc Project - Peru

Ongoing exploration within the Accha-Yanque Zinc Project resulted in the discovery of several new oxide zinc zones within the Ferrobamba Limestone along a 30 kilometre northeast-southwest trending corridor on the western margin of the Apurimac Batholith. Of these new discoveries, trenching at Azulcancha and Capayocc exposed significant oxide zinc mineralization over good widths and strike lengths. As a result of increasing zinc prices, the

Company has decided to conduct a pre-feasibility study on the Accha-Yanque Project. The Accha deposit, located in the northeast corner of the Project area, has undergone scoping studies by Pasminco Limited and Savage Resources Ltd. The scoping study concluded that Accha contained an indicated and inferred resource of nine million tonnes grading 9% zinc (prepared pursuant to JORC Code, Australia Code for Reporting of Mineral Resources and Ore Reserves) in the open pit category. Underground resources were not included in this calculation. Extensive metallurgical test work concluded that the Accha mineralization was amenable to solvent extraction electro-winning (SX-EW) treatment to produce zinc cathode. The above estimates are historical and are not considered a National Instrument 43-101 defined resource. The Company has not completed the work necessary to verify the classification of the resource and as such any historical estimates should not be relied upon.

An aggressive drilling program is planned at Accha to upgrade resources to the measured category and outline further resources at Azulcancha and Capayocc.

Poracota Property - Peru

The Poracota Property in Peru was optioned in 2002 to Compania de Minas Buenaventura S.A.A. ("Buenaventura") whereby the Company agreed to sell its 50% interest for US$4.5 million payable in installments with the largest payment of US$3.9 million due by February 2006. To date, the Company has received US$600,000. However, the Company has no assurance that the remaining payment of US$3.9 million will be received.

The Company also holds equity interests in a number of junior mining companies involved in gold, base metals and diamond exploration in Canada and China. The aggregate market value of these investments at December 31, 2004 was $9.1 million. (See note 8, "Investments" in the notes to consolidated financial statements.)

RESULTS OF OPERATIONS

The consolidated loss for the years ended December 31, 2004 and 2003 was $18.5 million or $0.44 per share and $8 million or $0.23 per share, respectively, reflecting an increase of $10.5 million from the previous year.

The increase arose due to stock-based compensation expense amounting to $12.4 million recorded as a result of grants totalling 1,793,000 stock options at a weighted-average price of $17.35 to directors, officers, employees and consultants in Canada, China and Peru.

Effective January 1, 2004, the Company was required to record stock-based compensation expense for all stock option grants during the year using a fair value based method. The fair value computed using the Black-Scholes model is only an estimate of the potential value of the individual options and does not affect the Company's equity nor is the Company required to make any payments for such transactions. (See "Critical Accounting Policies and Estimates.")

General and administrative expense increased by approximately $757,000 from the previous year mainly due to an increase in salaries and consulting fees, shareholder information expense, legal and accounting fees and general office overhead and insurance costs.

General exploration expense relates to expenditures of a general reconnaissance nature along with some of the costs of maintaining the Company's foreign exploration offices. General exploration expense was slightly higher in 2004 due to general reconnaissance work conducted in China.

During the year ended December 31, 2004, the Company wrote off $3.2 million in resource property expenditures relating to various non-core properties in Peru ($1.5 million) and the Tecka Project in Argentina ($1.7 million). The Company discontinued funding exploration on the Tecka Project in early 2003 after conducting an initial exploration program. In comparison, $1.9 million was written off in 2003.

Foreign exchange gains and losses result primarily from the translation of US dollar denominated monetary assets to Canadian dollars. The foreign exchange loss recorded in 2004 reflects, on average, a strengthening of the Canadian dollar since December 31, 2003.

Interest and other income of $1,127,000 for the year ended December 31, 2004 is comprised of interest earned on cash balances as well as management fees charged to affiliated companies pursuant to administrative services agreements. The increase is attributable to interest earned on higher cash balances resulting from financings completed in late 2003 and early 2004.

The gain on sale of investment of $108,000 (2003 – $40,000) relates to the sale of shares of Consolidated Jaba Inc., an investment the Company had written off in 2002.

The Company holds an equity interest in Aurora Platinum Corp. ("Aurora") and Superior Diamonds Inc. ("Superior"). During the year ended December 31, 2004, the Company recorded a gain of $458,000 as its equity in the operations of affiliated companies compared with losses of $1,280,000 during 2003. The net gain recorded in 2004 relates to the Company's share of gains and losses recorded by Aurora (gain of $597,000) and Superior (loss of $139,000) during the year. The loss in 2003 was recorded as a result of the one time write off of Canabrava Diamond Corporation's Brazilian operations. The Company also recorded a deemed disposition gain of $537,000 (2003 – $174,000) as a result of share issuances by Aurora and Superior.

Gains on shares issued by affiliated companies arise when the ownership interest of the Company in a significantly influenced or controlled company is diluted as a result of share issuances of the investee company. The Company does not receive any cash proceeds (nor is required to make any payments) from such transactions.

Equity in operations of affiliated companies represents the Company's share of the net gains or losses for the reporting period in a significantly influenced company.

ANNUAL FINANCIAL INFORMATION

The following selected consolidated financial data has been prepared in accordance with Canadian generally accepted accounting principles and should be read in conjunction with the Company's audited consolidated financial statements. All dollar amounts are in Canadian dollars.

FOR THE YEARS ENDED DECEMBER 31 *(All numbers are in thousands except per share amounts)*	2004	2003	2002
FINANCIAL RESULTS			
INTEREST AND OTHER INCOME	**1,127**	445	383
NET LOSS	**(18,525)**	(8,049)	(13,872)
LOSS PER SHARE*	**(0.44)**	(0.23)	(0.44)
FINANCIAL POSITION			
WORKING CAPITAL	**48,260**	23,414	5,034
MINERAL PROPERTIES	**23,587**	15,526	12,241
TOTAL ASSETS	**82,179**	45,264	24,426
SHARE CAPITAL	**149,476**	107,635	80,879
DEFICIT	**(83,800)**	(62,275)	(57,226)
NUMBER OF COMMON SHARES ISSUED AND OUTSTANDING	**42,786**	39,122	33,096

*Loss per share is calculated based on the weighted-average number of shares outstanding.

As at December 31, 2004, there were 2,702,000 stock options outstanding and exercisable. There were no warrants outstanding.

QUARTERLY FINANCIAL INFORMATION

2004 FISCAL QUARTER ENDED	4th Quarter December 31,2004	3rd Quarter September 30, 2004	2nd Quarter June 30, 2004	1st Quarter March 31, 2004
(All numbers are in thousands except per share amounts)				
INTEREST AND OTHER INCOME	**342**	**311**	**280**	**194**
NET LOSS	**(1,238)**	**(1,375)**	**(4,085)**	**(11,827)**
LOSS PER SHARE*	**(0.02)**	**(0.02)**	**(0.10)**	**(0.30)**

2003 FISCAL QUARTER ENDED	4th Quarter December 31,2003	3rd Quarter September 30, 2003	2nd Quarter June 30, 2003	1st Quarter March 31, 2003
INTEREST AND OTHER INCOME	169	100	103	73
NET LOSS	(996)	(925)	(3,240)	(2,888)
LOSS PER SHARE*	(0.02)	(0.02)	(0.10)	(0.09)

*Loss per share is calculated based on the weighted-average number of shares outstanding.

An analysis of the quarterly results over the last eight quarters reflects large variations in the first and second quarters between 2004 and 2003. During the first quarter of 2004, the increase was mainly due to stock-based compensation while the increase in the second quarter was due to the write off of certain non-core properties in Peru and Argentina.

FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES

The Company is not in commercial production on any of its mineral properties and, accordingly, it does not generate cash from operations. The Company finances its activities by raising capital through the equity markets. The Company is in excellent financial condition with no long-term debt and working capital as at December 31, 2004 of $48.3 million compared with $23.4 million as at December 31, 2003.

The increase in working capital of $24.9 million is attributed to net proceeds of $41.8 million from equity financings and the exercise of stock options which was partially offset by mineral property and property, plant and equipment expenditures of $11.5 million ($11 million on a cash basis), net increase in investments due to share purchases of $1.4 million and operating expenditures of $4.0 million.

In March 2004, the Company received gross proceeds of $40,825,000 through the issuance of 2,300,000 common shares at a price of $17.75 per share to a syndicate of underwriters. The underwriters received a commission of 5% of gross proceeds.

The carrying value of mineral properties increased by $8.0 million reflecting exploration expenditures of $8.9 million incurred in China, mainly on the Boka Gold Project, and $2.3 million in Peru. The expenditures are offset by mineral property costs written off relating to projects in Peru and Argentina amounting to $3.2 million.

In March 2004, the Company acquired 1.4 million shares of Maxy Gold Corp. pursuant to the exercise of 1.4 million warrants at a price of $0.40 per share for $560,000 and 137,000 shares of Aurora pursuant to the exercise of 137,000 warrants at a price of $2.50 per share for $342,500. The Company also acquired 1.5 million shares of Superior at a price of $0.40 per share for $600,000.

As a result of equity gains and share purchases, the total carrying value of investments increased by $2.5 million.

The Company has commitments totalling $187,546 over two years (2005 – $132,386; 2006 – $55,160) pertaining to its leasehold obligations. With respect to other contractual obligations, there are no material changes during the current year that are outside the ordinary course of the Company's business.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Acquisition costs of mineral properties together with direct exploration and development expenditures are capitalized. When production is attained, these costs will be amortized. When capitalized expenditures on individual properties exceed the estimated net realizable value, the properties are written down to the estimated value. Costs relating to properties abandoned are written off when the decision to abandon is made.

Investments in corporations in which the Company exercises significant influence are accounted for using the equity method, whereby the investment is initially recorded at cost and is adjusted to recognize the Company's share of earnings or losses and reduced by dividends and distributions received. Other investments are accounted for using the cost method. Impairments in value, other than those that are temporary in nature, are recorded as a charge to operations.

The Company's financial assets and liabilities are cash and cash equivalents, exploration advances and other receivables, note receivable, investments and accounts payable and accrued charges. The fair values of these financial instruments are estimated to be their carrying values due to their short-term or demand nature. Cash and cash equivalents includes those short-term money market instruments which, on acquisition, have a term to maturity of three months or less and expose the Company to minimal risk.

Effective January 1, 2004, the Company adopted the amended recommendations of the Canadian Institute of Chartered Accountants (the "CICA") for accounting for "Stock-Based Compensation and Other Stock-Based Payments." Under the CICA's amended recommendations, the fair value of all stock-based awards is estimated using the Black-Scholes model at the date of grant and is expensed to operations over each award's vesting period. Previously, the Company used the intrinsic value method for valuing stock-based compensation awards granted to employees and directors where compensation expense was recognized for the excess, if any, of the quoted market price of the Company's common shares over the common share exercise price on the day that the options were granted, and provided note disclosure of pro forma net loss as if the fair value based method had been applied to stock options granted after January 1, 2002. The amended recommendations applied retroactively, with restatement of prior periods, and for the year ended December 31, 2003, had the effect of increasing net loss by $321,000, and increasing deficit and contributed surplus by $684,000. For the year ended December 31, 2002, the effect was an increase in the Company's net loss and deficit by $363,000.

For the year ended December 31, 2004, the total compensation expense related to the fair value of stock options was $12,377,000 (2003 – $728,000). These fair values were determined using the Black-Scholes options pricing model with the following weighted-average assumptions: no dividends are to be paid; expected volatility of 47% (2003 – 96%); risk-free interest rates of 5% (2003 – 5%) and expected life of 3.5 years (2003 – 5 years).

With respect to Asset Retirement Obligations, application of the new standard would have no impact on the Company's financial disclosure.

RELATED PARTY TRANSACTIONS

During the year ended December 31, 2004, the Company paid a total of $808,781 (2003 – $520,573) in consulting and management fees to directors and companies controlled by John Paterson, President and CEO, and Daniel Innes, Vice President, Exploration. Fees paid to Mr. Paterson and Mr. Innes are charged on a per diem basis while the former and current Chairman's compensation is based on a monthly fee. The current Chairman, who is an independent director, receives a monthly fee of $10,000 ($40,000 was paid in 2004), and two other independent directors received fees totalling $41,250 in 2004. The Company received management fees totalling $192,000 (2003 – $240,000) from Aurora ($8,000 per month), Superior ($4,000 per month) and Lake Shore Gold Corp. ($4,000 per month).

CORPORATE GOVERNANCE

The concept of corporate governance has become an integral part of every public company's day-to-day existence. The Company's Board of Directors follows recommended corporate guidelines for public companies to ensure transparency and accountability to shareholders.

The current Board of Directors is comprised of five individuals, three of whom are neither officers or employees of the Company and are unrelated in that they are independent of management. The audit committee is comprised of three directors who are independent of management. Two of the three audit committee members are professional accountants.

The Audit Committee fulfills its role of ensuring the integrity of the reported information through its review of the interim and audited annual financial statements prior to their submission to the Board of Directors for approval. The audit committee meets with management quarterly to review the financial statements including the MD&A and to discuss other financial, operating and internal control matters.

Management is responsible for the preparation and integrity of the financial statements and maintains appropriate information systems, procedures and controls to ensure that information used internally and disclosed externally is complete and reliable. The Company has also undertaken the task of evaluating the internal controls and disclosure controls in order to comply with certification requirements of Sections 404 and 302 of the Sarbanes-Oxley Act.

RISKS AND UNCERTAINTIES

The business of mineral deposit exploration and extraction involves a high degree of risk. Few properties that are explored are ultimately developed. At present, none of the Company's properties has a known body of commercial ore. Other risks facing the Company include share price volatility, uncertainty of additional financing, competition, title risks, political, environmental and insurance risks, fluctuations in mineral prices and foreign currencies, risks relating to statutory and regulatory compliance as well as political and economic uncertainty in developing countries. The specifics of the Company's "risks" are detailed in disclosures with the heading "Risk Factors" in the Company's periodic filings with securities regulators.

OUTLOOK

The Company expects to focus the majority of its exploration activities in China and Peru and will continue to seek opportunities to form additional joint ventures in order to reduce shareholder risk. As a mineral exploration company, the future liquidity of Southwestern will be affected principally by the level of exploration expenditures and by its ability to raise capital through the equity markets. In management's view, the Company's cash position is more than sufficient to fund planned exploration expenditures and meet ongoing obligations as they become due.

ADDITIONAL INFORMATION

Additional information is provided in the Company's audited consolidated financial statements for the years ended December 31, 2004 and 2003 and the Company's Annual Information Form and Information Circular. These documents are available on SEDAR at www.sedar.com.

REPORT OF INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS

TO THE SHAREHOLDERS OF SOUTHWESTERN RESOURCES CORP.

We have audited the consolidated balance sheets of Southwestern Resources Corp. as at December 31, 2004 and 2003 and the consolidated statements of loss and deficit, shareholders' equity and cash flows for each of the years in the three year period ended December 31, 2004, and for the period from inception to December 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. These standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2004 and 2003 and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 2004 and for the period from inception to December 31, 2004 in accordance with Canadian generally accepted accounting principles.

The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly we express no such opinion.

Deloitte & Touche LLP

INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS
Vancouver, British Columbia
February 25, 2005

COMMENTS BY INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS ON CANADA-UNITED STATES OF AMERICA REPORTING DIFFERENCE

The standards of the Public Company Accounting Oversight Board (United States) require the addition of an explanatory paragraph (following the opinion paragraph) when there are changes in accounting principles that have a material effect on the comparability of the Company's financial statements, such as the change described in note 3 to the financial statements. Our report to the Shareholders, dated February 25, 2005, is expressed in accordance with Canadian reporting standards which do not require a reference to such changes in accounting principles in the report of the Independent Registered Chartered Accountants when the change is properly accounted for and adequately disclosed in the financial statements.

Deloitte & Touche LLP

INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS
Vancouver, British Columbia
February 25, 2005

CONSOLIDATED BALANCE SHEETS

AS AT DECEMBER 31 *(C$ in thousands)*	2004	2003 *(note 3)*
Assets		
CURRENT		
CASH AND CASH EQUIVALENTS *(note 4)*	$ 49,119	$ 23,539
EXPLORATION ADVANCES AND OTHER RECEIVABLES	764	276
	49,883	23,815
PROPERTY, PLANT AND EQUIPMENT *(note 6)*	682	392
MINERAL PROPERTIES *(note 7)*	23,587	15,526
INVESTMENTS *(note 8)*	7,827	5,331
NOTE RECEIVABLE *(note 5)*	200	200
	$ 82,179	$ 45,264
Liabilities		
CURRENT		
ACCOUNTS PAYABLE	$ 50	$ 45
ACCRUED CHARGES	1,573	356
	1,623	401
COMMITMENTS *(note 15)*		
Shareholders' Equity		
SHARE CAPITAL *(note 10)*		
AUTHORIZED		
UNLIMITED		
ISSUED		
42,786,000 SHARES (2003 – 39,122,000)	149,476	107,635
CONTRIBUTED SURPLUS	14,880	2,503
DEFICIT	(83,800)	(65,275)
	80,556	44,863
	$ 82,179	$ 45,264

See accompanying notes to consolidated financial statements

APPROVED BY THE BOARD

JOHN G PATERSON **JAMES B HUME**

CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT

FOR THE YEARS ENDED DECEMBER 31 *(C$ in thousands except per share amounts)*	Cumulative from inception to December 31 2004	2004	2003 *(note3)*	2002 *(note3)*
Expenses				
GENERAL AND ADMINISTRATIVE *(note 13)*	$ 27,491	$ 3,177	$ 2,420	$ 2,326
GENERAL EXPLORATION	12,277	1,648	1,345	1,667
MINERAL PROPERTY COSTS WRITTEN OFF *(note 7)*	36,685	3,193	1,906	4,479
FOREIGN EXCHANGE (GAIN) LOSS	(2,070)	324	987	128
AMORTIZATION	803	36	42	59
LOSS BEFORE UNDERNOTED ITEMS	(75,186)	(8,378)	(6,700)	(8,659)
INTEREST AND OTHER INCOME	13,743	1,127	445	383
GAIN ON SHARES ISSUED BY AFFILLIATED COMPANIES *(note 8)*	5,183	537	174	1,295
GAIN ON SALE OF INVESTMENT *(note 8)*	148	108	40	–
LOSS ON SALE OF PROPERTY, PLANT AND EQUIPMENT	(115)	–	–	(115)
WRITE DOWN OF INVESTMENTS	(4,596)	–	–	(976)
EQUITY IN OPERATIONS OF AFFILIATED COMPANIES *(note 8)*	(6,654)	458	(1,280)	(5,315)
STOCK-BASED COMPENSATION *(note 3)*	(13,590)	(12,377)	(728)	(485)
NET LOSS FOR THE YEAR	(81,067)	(18,525)	(8,049)	(13,872)
DEFICIT AT BEGINNING OF YEAR	–	(65,275)	(57,226)	(43,354)
LOSS ON SALE OF OWN SHARES	(2,733)	–	–	–
DEFICIT AT END OF YEAR	$ (83,800)	$ (83,800)	$ (65,275)	$ (57,226)
LOSS PER SHARE – BASIC AND DILUTED		$ (0.44)	$ (0.23)	$ (0.44)
WEIGHTED-AVERAGE NUMBER OF SHARES OUTSTANDING		41,816	35,422	31,708

See accompanying notes to consolidated financial statements

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31 (C$ in thousands)	Cumulative from inception to December 31 2004	2004	2003	2002
Operating Activities				
NET LOSS FOR THE YEAR	$ (81,067)	$ (18,525)	$ (8,049)	$ (13,872)
ITEMS NOT INVOLVING CASH				
AMORTIZATION	803	36	42	59
MINERAL PROPERTY COSTS WRITTEN OFF	36,685	3.193	1,906	4,479
GAIN ON SHARES ISSUES BY AFFILIATED COMPANIES	(5,183)	(537)	(174)	(1,295)
GAIN ON SALE OF INVESTMENT	(173)	(108)	(40)	–
LOSS ON SALE OF PROPERTY, PLANT AND EQUIPMENT	115	–	–	115
WRITE DOWN OF INVESTMENTS	4,596	–	–	976
EQUITY IN OPERATIONS OF AFFILIATED COMPANIES	6,654	(458)	1,280	5,315
STOCK-BASED COMPENSATION	13,590	12,377	728	485
CHANGE IN NON-CASH OPERATING WORKING CAPITAL ITEMS				
(INCREASE) DECREASE IN EXPLORATION ADVANCES AND OTHER RECEIVABLES	(454)	(68)	(34)	48
INCREASE (DECREASE) IN ACCOUNTS PAYABLE AND ACCRUED CHARGES	366	131	19	(40)
CASH USED IN OPERATING ACTIVITIES	(24,068)	(3,959)	(4,322)	(3,730)
Investing Activities				
ACQUISITION OF INVESTMENTS	(9,466)	(1,502)	–	(578)
DISPOSITION OF INVESTMENTS	120	149	–	–
DECREASE IN CASH DUE TO CHANGE IN ACCOUNTING FOR INVESTMENT IN CANABRAVA DIAMOND CORPORATION	(3,356)	–	–	–
MINERAL PROPERTY EXPENDITURES	(68,952)	(10,469)	(4,912)	(973)
ADDITIONS TO PROPERTY, PLANT AND EQUIPMENT	(3,240)	(480)	(78)	(67)
CASH USED IN INVESTING ACTIVITIES	(84,894)	(12,302)	(4,990)	(1,618)
Financing Activities				
SHARES ISSUED	152,698	41,841	28,050	360
SHARES PURCHASED	(13,436)	–	–	(479)
SHARES RESOLD	8,694	–	–	–
NON-CONTROLLING INTEREST	10,325	–	–	–
NOTE RECEIVABLE	(200)	–	–	(200)
CASH PROVIDED BY (USED FOR) FINANCING ACTIVITIES	158,081	41,841	28,050	(319)
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS DURING THE YEAR	49,119	25,580	18,738	(5,667)
CASH AND CASH EQUIVALENTS BEGINNING OF YEAR	–	23,539	4,801	10,468
CASH AND CASH EQUIVALENTS END OF YEAR	$ 49,119	$ 49,119	$ 23,539	$ 4,801
CASH AND CASH EQUIVALENTS CONSIST OF:				
CASH		$ 48,211	$ 1,408	$ 793
SHORT-TERM INVESTMENTS		908	22,131	4,008
		$ 49,119	$ 23,539	$ 4,801

Supplemental Cash Flow Information *(note 14)*

See accompanying notes to consolidated financial statements

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

FROM INCEPTION TO DECEMBER 31, 2004 *(C$ in thousands)*	Common Shares Without Par Value Shares	 Amount	Treasury Shares Shares	 Amount	Contributed Surplus	Deficit Accumulated During the Exploration stage	Total Shareholders' Equity
ISSUANCE OF COMMON SHARES FOR CASH	4,392	$ 541	–	$ –	$ –	$ –	$ 541
ISSUANCE OF COMMON SHARES FOR EXPLORATION EXPENDITURES	600	75	–	–	–	–	75
NET LOSS	–	–	–	–	–	(296)	(296)
BALANCE, OCTOBER 31, 1991	4,992	616	–	–	–	(296)	320
ISSUANCE OF COMMON SHARES FOR CASH	4,378	884	–	–	–	–	884
NET LOSS	–	–	–	–	–	(270)	(270)
BALANCE, OCTOBER 31, 1992	9,370	1,500	–	–	–	(566)	934
ISSUANCE OF COMMON SHARES FOR CASH	3,350	815	–	–	–	–	815
ISSUANCE OF COMMON SHARES FOR CASH PURSUANT TO PUBLIC OFFERING	1,600	740	–	–	–	–	740
ISSUANCE OF COMMON SHARES FOR CASH ON THE EXERCISE OF WARRANTS	100	50	–	–	–	–	50
NET INCOME	–	–	–	–	–	721	721
BALANCE, OCTOBER 31, 1993	14,420	3,105	–	–	–	155	3,260
ISSUANCE OF COMMON SHARES FOR CASH PURSUANT TO PUBLIC OFFERING	4,200	14,957	–	–	–	–	14,957
ISSUANCE OF COMMON SHARES FOR CASH ON THE EXERCISE OF WARRANTS	570	1,367	–	–	–	–	1,367
ISSUANCE OF COMMON SHARES FOR CASH	1,880	3,330	–	–	–	–	3,330
NET LOSS FOR THE 14 MONTHS ENDED DECEMBER 31, 1994	–	–	–	–	–	(1,027)	(1,027)
BALANCE, DECEMBER 31, 1994	21,070	22,759	–	–	–	(872)	21,887
ISSUANCE OF COMMON SHARES FOR CASH ON THE EXERCISE OF WARRANTS	1,830	8,233	–	–	–	–	8,233
ISSUANCE OF COMMON SHARES FOR CASH	90	45	–	–	–	–	45
NET LOSS	–	–	–	–	–	(1,317)	(1,317)
BALANCE DECEMBER 31, 1995	22,990	31,037	–	–	–	(2,189)	28,848
ISSUANCE OF COMMON SHARES FOR CASH PURSUANT TO PUBLIC OFFERING	7,408	47,346	–	–	–	–	47,346
ISSUANCE OF COMMON SHARES FOR CASH ON THE EXERCISE OF WARRANTS	40	330	–	–	–	–	330
ISSUANCE OF COMMON SHARES FOR CASH	114	622	–	–	–	–	622
NET LOSS	–	–	–	–	–	(1,315)	(1,315)
BALANCE, DECEMBER 31, 1996	30,552	79,335	–	–	–	(3,504)	75,831
ISSUANCE OF COMMON SHARES FOR CASH	2	11	–	–	–	–	11
OWN SHARES PURCHASED FOR CASH PURSUANT TO SHARE PURCHASE PROGRAM	–	–	(158)	(384)	–	–	(384)
NET LOSS	–	–	–	–	–	(3,820)	(3,820)
BALANCE, DECEMBER 31, 1997	30,554	79,346	(158)	(384)	–	(7,324)	71,638
ISSUANCE OF COMMON SHARES FOR CASH	42	28	–	–	–	–	28
OWN SHARES PURCHASED FOR CASH PURSUANT TO SHARE PURCHASE PROGRAM	–	–	(1,838)	(3,787)	–	–	(3,787)
OWN SHARES RESOLD	–	–	600	1,212	426	–	1,638
NET LOSS	–	–	–	–	–	(7,339)	(7,339)
BALANCE, DECEMBER 31, 1998	30,596	79,374	(1,396)	(2,959)	–	(14,663)	62,178
OWN SHARES PURCHASED FOR CASH PURSUANT TO SHARE PURCHASE PROGRAM	–	–	(1,636)	(3,896)	–	–	(3,896)
OWN SHARES RESOLD	–	–	720	1,675	(426)	–	1,249
LOSS ON SALE OF OWN SHARES	–	–	–	–	–	(61)	(61)
NET LOSS	–	–	–	–	–	(10,642)	(10,642)
BALANCE, DECEMBER 31, 1999	30,596	79,374	(2,312)	(5,180)	–	(25,366)	48,828
ISSUANCE OF COMMON SHARES FOR CASH	68	147	–	–	–	–	147
OWN SHARES PURCHASED FOR CASH PURSUANT TO SHARE PURCHASE PROGRAM	–	–	(1,432)	(3,275)	–	–	(3,275)
NET LOSS	–	–	–	–	–	(2,338)	(2,338)
BALANCE, DECEMBER 31, 2000	30,664	79,521	(3,744)	(8,455)	–	(27,704)	43,362
ISSUANCE OF COMMON SHARES FOR CASH	2,254	3,000	–	–	–	–	3,000
OWN SHARES PURCHASED FOR CASH PURSUANT TO SHARE PURCHASE PROGRAM	–	–	(1,030)	(1,633)	–	–	(1,633)
LOSS ON SALE OF OWN SHARES	–	–	3,800	8,541	–	–	8,541
NET LOSS	–	–	–	–	–	(15,650)	(15,650)
BALANCE, DECEMBER 31, 2001	32,918	82,521	(974)	(1,547)	–	(43,354)	37,620
ISSUANCE OF COMMON SHARES FOR CASH	178	364	–	–	–	–	364
OWN SHARES PURCHASED FOR CASH PURSUANT TO SHARE PURCHASE PROGRAM	–	–	(342)	(459)	–		(459)
STOCK-BASED COMPENSATION	–	–	–	–	485	–	485
NET LOSS	–	–	–	–	–	(13,872)	(13,872)
BALANCE, DECEMBER 31, 2002	33,096	82,885	(1,316)	(2,006)	485	(57,226)	24,138
ISSUANCE OF COMMON SHARES FOR CASH	7,342	28,046	–	–	–	–	28,046
SHARES CANCELLED	(1,316)	(3,296)	1,316	2,006	1,290	–	–
STOCK-BASED COMPENSATION	–	–	–	–	728	–	728
NET LOSS	–	–	–	–	–	(8,049)	(8,049)
BALANCE, DECEMBER 31, 2003	39,122	107,635	–	–	2,503	(65,275)	44,863
ISSUANCE OF COMMON SHARES FOR CASH	3,664	41,841	–	–	–	–	41,841
STOCK-BASED COMPENSATION	–	–	–	–	12,377		12,377
NET LOSS	–	–	–	–	–	(18,525)	(18,525)
BALANCE, DECEMBER 31, 2004	42,786	$ 149,476	–	$ –	$ 14,880	$ (83,800)	$ 80,556

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. DESCRIPTION OF BUSINESS

Southwestern Resources Corp. ("Southwestern" or the "Company") is a development stage junior mining company engaged in the identification, acquisition, evaluation, exploration and development of mineral properties, especially those with the potential to host gold, silver and base metals, primarily in Peru and China. Operations are conducted either directly or through agreements with third parties. The Company has not determined whether these properties contain mineral reserves which are economically recoverable. The recoverability of amounts capitalized as mineral properties is dependent upon the discovery of economically recoverable reserves, and the ability of the Company to obtain necessary financing to complete the development and attainment of future profitable production from the properties or proceeds from disposition.

2. SIGNIFICANT ACCOUNTING POLICIES

a) Basis of Presentation

The consolidated financial statements are prepared based upon Canadian generally accepted accounting principles. Information with respect to generally accepted accounting principles in the United States is provided in note 16.

These consolidated financial statements include the accounts of Southwestern Resources Corp. and the following significant wholly owned subsidiaries:

Southwestern Gold (Bermuda) Limited
Minera del Suroeste S.A.C. – Peru
Canadian Southwest Gold Inc.

All intercompany transactions and balances have been eliminated.

b) Cash and Cash Equivalents

Cash and cash equivalents includes those short-term money market instruments which, on acquisition, have a term to maturity of three months or less.

c) Investments

Investments in corporations in which the Company exercises significant influence are accounted for using the equity method, whereby the investment is initially recorded at cost and is adjusted to recognize the Company's share of earnings or losses and reduced by dividends and distributions received. Other investments are accounted for using the cost method. Impairments in value, other than those that are temporary in nature, are recorded as a charge to operations.

d) Financial Instruments

The Company's financial assets and liabilities are cash and cash equivalents, exploration advances and other receivables, note receivable, investments and accounts payable and accrued charges. The fair values of these financial instruments are estimated to be their carrying values due to their short-term or demand nature except for investments whose fair value is disclosed in note 8.

e) Mineral Properties

Acquisition costs of mineral properties together with direct exploration and development expenditures thereon are capitalized. When production is attained, these costs will be amortized. When capitalized expenditures on individual mineral properties exceed the estimated net realizable value, the properties are written down to the estimated value. Costs relating to properties abandoned are written off when the decision to abandon is made.

Expenditures of a general reconnaissance nature along with some of the costs of maintaining foreign exploration offices are written off to general exploration during the year.

f) Joint Ventures

The Company holds a significant portion of its interests in mineral properties through joint venture agreements. The Company accounts for its joint venture operations using the proportionate consolidation method whereby the Company's share of assets, liabilities, revenues and expenses of the joint venture is included with those of the Company.

g) Property, Plant and Equipment

Capital assets are recorded at cost. Amortization is computed using the declining-balance method based on annual rates as follows:

OFFICE AND OTHER EQUIPMENT	20%
COMPUTER EQUIPMENT	30%
VEHICLES	30%

h) Foreign Currency Translation

All foreign currencies are translated into Canadian dollars using weighted-average rates for the year for items included in the consolidated statements of loss and deficit, the rate in effect at the balance sheet date for monetary assets and liabilities, and historical rates for other assets included in the consolidated balance sheets. Translation gains or losses are included in the determination of income.

i) Future Income Taxes

The Company accounts for income taxes using the asset and liability method. Under this method, future income taxes are recorded for the temporary differences between the financial reporting basis and tax basis of the Company's assets and liabilities. These future taxes are measured by the provisions of currently substantively enacted tax laws. Management believes that it is not sufficiently likely that the Company will generate sufficient taxable income to allow the realization of future tax assets and therefore the Company has fully provided for these assets.

j) Use of Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results may differ from those estimates.

k) Stock Options

The fair value of all stock-based awards is estimated using the Black-Scholes model at the date of grant and is expensed to operations over each award's vesting period.

l) Earnings (Loss) per Share

Basic earnings (loss) per share is computed by dividing net income or loss (the numerator) by the weighted-average number of outstanding common shares for the period (the denominator). In computing diluted earnings per share, an adjustment is made for the dilutive effect of the exercise of stock options and warrants using the Treasury Stock Method. In all periods presented, fully diluted loss per share is not presented, as it is anti-dilutive.

m) Prior Year's Comparatives

Certain of the comparative figures have been reclassified to conform with the current year's presentation.

3. CHANGE IN ACCOUNTING POLICY

Effective January 1, 2004, the Company adopted the amended recommendations of the Canadian Institute of Chartered Accountants (the "CICA") for accounting for "Stock-Based Compensation and Other Stock-Based Payments." Under the CICA's amended recommendations, the fair value of all stock-based awards is estimated using the Black-Scholes model at the date of grant and is expensed to operations over each award's vesting period.

Previously, the Company used the intrinsic value method for valuing stock-based compensation awards granted to employees and directors where compensation expense was recognized for the excess, if any, of the quoted market price of the Company's common shares over the common share exercise price on the day that the options were granted, and provided note disclosure of pro forma net income as if the fair value based method had been used on stock options granted after January 1, 2002. The amended recommendations applied retroactively, with restatement of prior periods, and for the year ended December 31, 2003, had the effect of increasing net loss by $321,000, and increasing deficit and contributed surplus by $684,000. For the year ended December 31, 2002, the effect was an increase in the Company's net loss and deficit by $363,000.

For the year ended December 31, 2004, the total compensation expense related to the fair value of stock options was $12,377,000 (2003 – $728,000; 2002 – $485,000). These fair values were determined using the Black-Scholes options pricing model with the following weighted-average assumptions; no dividends are to be paid; expected volatility of 47% (2003 – 96%; 2002 – 44%); risk-free interest rates of 5% (2003 – 5%; 2002 – 5%) and expected life of 3.5 years (2003 – 5 years; 2002 – 5 years).

The fair value computed using the Black-Scholes model is only an estimate of the potential value of the individual options and the Company is not required to make any payments for such transactions.

4. CASH AND CASH EQUIVALENTS

Cash and cash equivalents of $49.1 million (2003 – $23.5 million) consist of highly liquid money market instruments with credit ratings which expose the Company to minimal credit risk.

5. NOTE RECEIVABLE

As at December 31, 2004, the Company had in place an unsecured promissory note receivable from Superior Diamonds Inc. ("Superior"), a company with directors in common, in which Southwestern has an equity investment in the amount of $200,000 due January 15, 2007 and bearing interest at a rate of 6% per annum. Interest income of $12,500 (2003 – $14,000) was recorded in 2004.

6. PROPERTY, PLANT AND EQUIPMENT

	2004			2003
	Cost	Accumulated Amortization	Net Book Value	Net Book Value
OFFICE AND OTHER EQUIPMENT	$ 693	$ 543	$ 150	$ 136
COMPUTER EQUIPMENT	771	604	167	120
VEHICLES	892	527	365	136
	$ 2,356	$ 1,674	$ 682	$ 392

Amortization relating to exploration related assets has been allocated to mineral properties in the amount of $153,823 (2003 – $70,465).

7. MINERAL PROPERTIES

a)

	December 31, 2004	December 31, 2003
PERU		
PORACOTA	$ 4,265	$ 4,265
LIAM	3,501	2,566
BAMBAS WEST	690	676
PUNO	–	561
ANTAY	660	–
OTHER	1,667	1,903
TOTAL PERU	10,783	9,971
CHINA		
BOKA	12,219	3,760
OTHER	585	107
TOTAL CHINA	12,804	3,867
ARGENTINA/TECKA	–	1,688
TOTAL	$ 23,587	$ 15,526

b) For the year ended December 31, 2004, the significant expenditures were as follows:

	Boka	Antay	Liam	Other	Total
BALANCE, BEGINNING OF PERIOD	$ 3,760	$ –	$ 2,566	$ 9,200	$ 15,526
PROPERTY ACQUISITION AND MAINTENANCE	2,463	241	550	173	3,427
ANALYTICAL	320	35	15	33	403
GEOPHYSICS	17	48	–	30	95
GEOLOGY	1,183	242	268	615	2,308
DRILLING	4,192	–	–	52	4,244
RESEARCH	51	42	41	119	253
PROJECT ADMINISTRATION	233	52	61	178	524
PROPERTY COSTS WRITTEN OFF	–	–	–	(3,193)	(3,193)
	$ 12,219	$ 660	$ 3,501	$ 7,207	$ 23,587

For the year ended December 31, 2003, the significant expenditures were as follows:

	Boka	Liam	Other	Total
BALANCE, BEGINNING OF PERIOD	$ 469	$ 968	$ 10,804	$ 12,241
PROPERTY ACQUISITION AND MAINTENANCE	4	113	(68)	49
ANALYTICAL	215	124	37	376
GEOLOGY	658	494	172	1,324
DRILLING	1,684	679	118	2,481
RESEARCH	8	88	39	135
PROJECT ADMINISTRATION	722	100	4	826
PROPERTY COSTS WRITTEN OFF	–	–	(1,906)	(1,906)
	$ 3,760	$ 2,566	$ 9,200	$ 15,526

c) The Company conducts its exploration independently as well as through joint venture agreements with third parties whereby a third party earns an interest in the Company's property by fulfilling terms as outlined in the agreement. The majority of joint venture agreements are structured in such a way as to allow an interested party to earn an interest in a project by making certain expenditures on the Company's properties over a period of time. The Company is also involved in exploration through option or earn-in agreements whereby it provides 100% of the funding in order to earn a controlling interest in a project owned by a third party.

Peru

On November 14, 2003, the Company executed a formal joint venture agreement with Newmont Peru Limited ("Newmont") under which Newmont can earn a 50% interest in the Company's Liam Core Project in Peru by incurring US$5 million in exploration expenditures over a three year period. Newmont has the option to earn an additional 10% by producing a positive feasibility study, and a further 10% by funding all of the costs to place the Property into commercial production.

In addition, Newmont and Southwestern executed the Liam Regional Joint Venture agreement under which both parties contributed exploration concessions covering a total of 81,789 hectares. Southwestern is the operator of the Regional Joint Venture and both parties will fund 50% of the initial US$5 million of expenditures over a five year period.

In 2002, the Company signed an agreement with Compania de Minas Buenaventura S.A.A. ("Buenaventura") to sell its 50% interest in the Poracota Property in Peru for US$4.5 million. Under the terms of the agreement, Buenaventura made payments to Southwestern of US$100,000 in 2002, US$200,000 in 2003, US$300,000 in February 2005 and is scheduled to pay US$3,900,000 in February 2006.

In December 2004, the Company entered into a letter agreement with Anglo American Exploration Peru S.A. ("Anglo") under which Anglo can earn a 55% interest in the Antay Project by spending US$5 million in exploration over a five year period. Once vested, Anglo will have the option to earn an additional 15% interest in the Project by producing, within the next five years, a bankable feasibility study on any specific target identified during the first option period. In a separate transaction, Anglo agreed to acquire US$5 million worth of Southwestern shares over a five year period payable in US$1 million increments. The first and second year subscriptions are a firm commitment. However, Anglo has the right to elect not to subscribe in respect of the third, fourth and fifth year subscriptions.

Expenditures written off during 2004 relating to miscellaneous projects in Peru, including the Puno Project ($561,000), amounted to $1,505,000. During 2003, $1,906,000 was written off relating to the Central Zinc and Minaspata projects. The total amount written off in 2002 was $4,479,000 which was comprised of $4,028,000 written off in Peru and $451,000 written off in Chile.

China

In November 2002, Canadian Southwest Gold Inc. ("CSG"), a wholly owned subsidiary of the Company, signed a joint venture agreement (the "JV Agreement") with Team 209 of the Nuclear Industry of Yunnan Province, China ("Team 209") regarding the Boka Gold Project. Team 209 and CSG established a joint venture company (the "JV Company") to hold and operate the Boka Gold Project. As at December 31, 2004, CSG had earned a 90% interest in the JV Company by contributing to that company US$4,010,000 and making a payment of US$1.7 million to Team 209. Team 209 will retain a 10% carried interest and CSG is the operator of the Project.

Argentina

In 2004, the Company wrote off all expenditures relating to the Tecka Project in Argentina. The total amount written off relating to this Project was $1,688,000

8. INVESTMENTS

a)

	2004		
	Ownership %	Carrying Value	Quoted Market Value
Significantly influenced affiliates			
AURORA PLATINUM CORP.	15.7	$ 5,922	$ 4,702
SUPERIOR DIAMONDS INC.	19.8	618	2,261
		6,540	6,963
Other			
MAXY GOLD CORP.	11.3	970	1,455
JINSHAN GOLD MINES INC.	2.1	317	671
		$ 7,827	$ 9,089

	2003		
	Ownership %	Carrying Value	Quoted Market Value
Significantly influenced affiliates			
AURORA PLATINUM CORP.	16.0	$ 4,599	$ 9,922
SUPERIOR DIAMONDS INC.	16.2	5	3,051
		4,604	12,973
Other			
MAXY GOLD CORP.	6.4	410	4,164
JINSHAN GOLD MINES INC.	2.2	317	3,235
		$ 5,331	$ 20,372

In December of 2004, the Company purchased by way of private placement 1,500,000 common shares of Superior at $0.40 per share for $600,000.

During the first quarter of 2004, the Company sold its remaining shares of Consolidated Jaba Inc., an investment it had written off in 2002, and recorded a gain of $108,000. In December 2003, the Company disposed of 190,000 common shares of Consolidated Jaba Inc. and recorded a gain of $40,445.

b) Details of gains on shares issued by, and equity in operations of, affiliated companies for the years ended 2004, 2003 and 2002 are as follows:

	For the year ended December 31, 2004		For the year ended December 31, 2003		For the year ended December 31, 2002	
	Gain on shares issued by affiliated companies (i)	Equity in operations of affiliated companies (ii)	Gain on shares issued by affiliated companies (i)	Equity in operations of affiliated companies (ii)	Gain on shares issued by affiliated companies (i)	Equity in operations of affiliated companies (ii)
AURORA PLATINUM CORP.	$ 385	$ 597	$ 100	$ 68	$ 1,383	$ (184)
SUPERIOR DIAMONDS INC.	152	(139)	74	(1,348)	(40)	(5,131)
MAXY GOLD CORP.	–	–	–	–	(48)	–
	$ 537	$ 458	$ 174	$ (1,280)	$ 1,295	$ (5,315)

(i) Gains on shares issued by affiliated companies arise when the ownership interest of the Company in a significantly influenced or controlled entity is diluted as a result of share issuances of the investee company. The Company does not receive any cash proceeds (nor is required to make any payments) from these transactions.

(ii) Equity in operations of affiliated companies represents the Company's share of the net earnings or losses for the reporting period in a significantly influenced company.

9. INCOME TAXES

The provision for income taxes reported differs from the amounts computed by applying the cumulative Canadian federal and provincial income tax rates to the loss before tax provision due to the following:

	2004	2003	2002
CANADIAN STATUTORY FEDERAL INCOME TAX RATE	36%	38%	40%
RECOVERY OF INCOME TAXES COMPUTED AT STATUTORY RATES	$ 6,625	$ 2,936	$ 5,404
EFFECT OF LOWER TAX RATES OF FOREIGN JURISDICTIONS	(1,091)	(530)	(1,197)
NON-DEDUCTIBLE EXPENSES	(4,471)	(155)	(1,998)
NON-TAXABLE PORTION OF CAPITAL TRANSACTIONS	199	(203)	–
VALUATION ALLOWANCE	(1,262)	(2,048)	(2,209)
INCOME TAX PROVISION	$ –	$ –	$ –

The approximate tax effect of each type of temporary difference that gives rise to the Company's future income tax assets are as follows:

	2004	2003
OPERATING LOSS CARRY-FORWARDS	$ 8,733	$ 8,882
TAX VALUE OF ASSETS IN EXCESS OF CARRYING VALUE	3,899	3,585
	12,632	12,467
LESS: VALUATION ALLOWANCE	(12,632)	(12,467)
NET FUTURE INCOME TAX LIABILITY	$ –	$ –

At December 31, 2004, the Company had the following loss carry-forwards available for tax purposes:

Country	Amount	Expiry
CANADA	$ 11,226	2005-2011
PERU	17,232	2005-2008
MAURITIUS	236	none

10. SHARE CAPITAL

a) Issued and Outstanding

In June 2004, the Company received shareholder and regulatory approval for a two for one stock split. The shares commenced trading on a split basis on June 15, 2004. All share and per share numbers reflect this change.

On March 4, 2004, the Company received gross proceeds of $40,825,000 pursuant to the issuance of 2,300,000 common shares at a price of $17.75 per share to a syndicate of underwriters. Total share issue costs amounted to $2,301,609. The Company is using the proceeds to fund its exploration programs in China and Peru, to generate new projects and for working capital.

On August 28, 2003, the Company issued 3,064,750 common shares at a price of $5 per share for gross proceeds of $15,323,750. Share issue costs relating to this transaction amounted to $1,117,784. In a separate transaction, in September 2003, the Company cancelled 1,316,400 common shares it had acquired pursuant to its normal course issuer bid. The cancellation of these shares resulted in a gain of $1,290,000 that was credited to contributed surplus.

On November 14, 2003, the Company closed a non-brokered private placement with Newmont Mining Corporation of Canada Limited for the purchase of 900,000 common shares of the Company at $7.50 per share for total proceeds of $6,750,000.

b) Stock Options

Under the Company's stock option plan there were 2,702,000 options outstanding and exercisable at December 31, 2004. The options may be exercisable for a period of up to five years and the exercise price cannot be less than the closing price on the Toronto Stock Exchange on the trading day immediately preceding the grant of the option. The Board of Directors determines the time during which any option may vest.

	2004		2003	
	Number of Options (000's)	Weighted-Average Exercise Price	Number of Options (000's)	Weighted-Average Exercise Price
OUTSTANDING AT BEGINNING OF YEAR	2,274	$ 2.13	3,258	$ 2.09
GRANTED	1,793	$ 17.35	182	$ 5.46
EXERCISED	(1,365)	$ 2.41	(1,166)	$ 2.53
OUTSTANDING AT END OF YEAR	2,702	$ 12.08	2,274	$ 2.13

The following table summarizes information about stock options outstanding and exercisable at December 31, 2004:

Exercise Price Range	Number of Options (000's)	Weighted-Average Remaining Years of Contractual Life	Weighted-Average Exercise Price
$ 1.46-$3.50	905	2.2	$ 1.61
$10.00-$14.95	168	4.7	$ 12.24
$15.20-$18.38	1,628	4.3	$ 17.88
	2,702	3.6	$ 12.08

11. RELATED PARTY TRANSACTIONS

During the year ended December 31, 2004, the Company paid remuneration to directors and to companies controlled by directors and officers in the amount of $808,781 (2003 – $520,573; 2002 – $519,180). The Company received management fees, which are recorded as other income, totalling $192,000 (2003 – $240,000; 2002 – $268,000) from Aurora Platinum Corp. ("Aurora"), Lake Shore Gold Corp. and Superior. There is also an amount of $17,006 due to Southwestern from the above mentioned companies at December 31, 2004.

12. SEGMENTED INFORMATION

Industry Information

The Company operates in one reportable operating segment, being the acquisition and exploration of mineral properties.

Geographic Information

The Company's only sources of revenue in 2004, 2003 and 2002 arose from interest earned on corporate cash reserves and from a note issued to Superior, and management fees. The Company has non-current assets in the following geographic locations:

	2004	2003	2002
PERU	$ 11,099	$ 10,175	$ 10,333
CHINA	13,043	3,907	473
CANADA	8,154	5,679	6,612
ARGENTINA	–	1,688	1,686
	$ 32,296	$ 21,449	$ 19,104

13. GENERAL AND ADMINISTRATIVE

	2004	2003	2002
CONSULTING	$ 869	$ 534	$ 536
SHAREHOLDER INFORMATION	367	229	462
OFFICE	700	622	521
LEGAL AND ACCOUNTING	268	192	150
TRAVEL	220	207	98
SALARIES AND BENEFITS	753	636	559
TOTAL	$ 3,177	$ 2,420	$ 2,326

14. SUPPLEMENTAL CASH FLOW INFORMATION

	2004	2003	2002
TAXES PAID	$ 37	$ –	$ 28
INTEREST RECEIVED	$ 917	$ 211	$ 115

15. COMMITMENTS

With respect to its leasehold obligations, the Company has commitments totalling $187,546 over two years (2005 – $132,386; 2006 – $55,160).

16. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES ("GAAP")

These consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada ("Canadian GAAP"), which differ in certain respects from accounting principles generally accepted in the United States ("US GAAP"). The material differences between Canadian and US GAAP affecting the Company's consolidated financial statements are summarized as follows:

CONSOLIDATED BALANCE SHEETS

	2004	2003
TOTAL ASSETS UNDER CANADIAN GAAP	$ 82,179	$ 45,264
UNREALIZED GAINS ON AVAILABLE-FOR-SALE SECURITIES (f)	947	6,672
DECREASE IN MINERAL PROPERTY COSTS (a)	(23,587)	(15,526)
CUMULATIVE EXCHANGE ADJUSTMENT (d)	(147)	(42)
CUMULATIVE ADJUSTMENT TO EQUITY INVESTMENTS (f)	(4,290)	(2,676)
TOTAL ASSETS UNDER US GAAP	$ 55,102	$ 33,692
TOTAL LIABILITIES AND NON-CONTROLLING INTEREST UNDER CANADIAN AND US GAAP	$ 1,623	$ 401
SHAREHOLDERS' EQUITY UNDER CANADIAN GAAP	80,556	44,863
CUMULATIVE MINERAL PROPERTY ADJUSTMENT (a)	(23,587)	(15,526)
CUMULATIVE COMPREHENSIVE INCOME (e)	800	6,630
CUMULATIVE ADJUSTMENT TO EQUITY IN LOSS OF AFFILIATED COMPANIES (f)	(4,290)	(2,676)
TOTAL SHAREHOLDERS' EQUITY UNDER US GAAP	53,479	33,291
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY UNDER US GAAP	$ 55,102	$ 33,692

CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT

	Cumulative from inception to December 31	Year ended December 31		
	2004	2004	2003	2002
NET LOSS UNDER CANADIAN GAAP	$ (81,067)	$ (18,525)	$ (8,049)	$ (13,872)
MINERAL PROPERTY EXPLORATION EXPENSE (a)	(23,587)	(8,061)	(3,285)	3,593
STOCK-BASED COMPENSATION – CONSULTING (c)	(2,127)	–	–	–
STOCK-BASED COMPENSATION – EMPLOYEES (c)	10,194	9,510	321	363
ADJUSTMENT TO EQUITY IN LOSS OF AFFILIATED COMPANIES (f)	(4,290)	(1,614)	1,152	2,862
ELIMINATION OF DILUTION GAIN (h)	(5,183)	(537)	(174)	(1,295)
NET LOSS UNDER US GAAP BEFORE NON-CONTROLLING INTEREST	(106,060)	(19,227)	(10,035)	(8,349)
NON-CONTROLLING INTEREST	485	–	–	–
NET LOSS UNDER US GAAP	$ (105,575)	$ (19,227)	$(10,035)	$ (8,349)
LOSS PER SHARE		$ (0.46)	$ (0.28)	$ (0.26)

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Cumulative from inception to December 31	Year ended December 31		
	2004	2004	2003	2002
OPERATING ACTIVITIES				
OPERATING ACTIVITIES UNDER CANADIAN GAAP	$ (24,068)	$ (3,959)	$ (4,322)	$ (3,730)
EXPLORATION (a)	(68,952)	(10,469)	(4,912)	(973)
OPERATING ACTIVITIES UNDER US GAAP	$ (93,020)	$ (14,428)	$ (9,234)	$ (4,703)
INVESTING ACTIVITIES				
INVESTING ACTIVITIES UNDER CANADIAN GAAP	$ (84,894)	$ (12,302)	$ (4,990)	$ (1,618)
EXPLORATION (a)	68,952	10,469	4,912	973
INVESTING ACTIVITIES UNDER US GAAP	$ (15,942)	$ (1,833)	$ (78)	$ (645)

a) Exploration Expenses

Canadian GAAP allows exploration costs to be capitalized during the search for a commercially mineable body of ore. Under US GAAP, expenditures on mineral property costs can only be deferred subsequent to the establishment of mining reserves. Previously for US GAAP purposes the Company had expensed all costs relating to the acquisition of exploration rights and exploration expenditures in the period incurred. However, during the year ended December 31, 2004, the Company adopted EITF 04-02 which had the effect of reducing its equity loss in Aurora for the year ended December 31, 2004 by $1,534,740.

b) Asset Retirement Obligations

In June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations" ("SFAS 143"), which addresses financial accounting and reporting for obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and (or) the normal operation of a long-lived asset, except for certain obligations of leases. SFAS 143 requires entities to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred. When the liability is initially recorded, an entity capitalizes the cost by increasing the carrying amount of the related long-lived assets. Over time the liability is accreted to its present value each period, and the capitalized cost is amortized over the useful life of the related asset. Upon settlement of the liability, an entity either settles the obligation for its recorded amount or incurs a gain or loss upon settlement. SFAS 143 is effective for financial statements issued for fiscal years beginning after June 15, 2002, with earlier application encouraged. The adoption of SFAS 143 does not have a material impact on the Company's financial position.

c) Accounting for Stock-Based Compensation

For US GAAP purposes, the Company accounts for stock-based compensation to employees and directors, under Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25"), using the intrinsic value based method whereby compensation cost is recorded for the excess, if any, of the quoted market price at the date granted over the exercise price.

As described in note 3, the Company accounts for stock-based awards made to non-employees using a fair value based method in accordance with Section 3870 of the CICA Handbook.

SFAS 123, however, allows the Company to continue to measure the compensation cost of employees and directors in accordance with APB 25. The Company has adopted the disclosure-only provisions of SFAS 123.

The following pro forma financial information presents the net loss for the year and the loss per share had the Company adopted SFAS 123 for all stock options issued to employees and directors.

FOR THE YEAR ENDED DECEMBER 31	2004	2003	2002
NET LOSS UNDER US GAAP	$ (19,227)	$ (10,035)	$ (8,349)
ADDITIONAL STOCK-BASED COMPENSATION COST	(9,510)	(321)	(363)
PRO FORMA NET LOSS	$ (28,737)	$ (10,356)	$ (8,712)
PRO FORMA BASIC LOSS PER SHARE	$ (0.69)	$ (0.29)	$ (0.27)

Using the fair value method for stock-based compensation, additional costs of approximately $9,510,000, $321,000 and $363,000 would have been recorded for the periods ended December 31, 2004, 2003 and 2002 respectively. This amount is determined using an option pricing model assuming no dividends are to be paid, vesting occurring on the date of the grant, a weighted-average volatility of the Company's share price of 47% (2003 – 96%; 2002 – 44%), an annual average risk free interest rate of 5% (2003 – 5%; 2002 – 5%), and an expected life of 3.5 years (2003 – 5 years; 2002 – 5 years).

d) Foreign Currency Translation

Under US GAAP, assets and liabilities of subsidiaries not reporting in the parent Company's functional currency are translated at rates of exchange prevailing at each balance sheet date. Revenues and expenses of such subsidiaries are translated at exchange rates prevailing on the dates on which such items are recognized in operations. Gains and losses arising from translation of financial statements are deferred and disclosed as a separate component of shareholders' equity.

e) Comprehensive income

Statement No. 130 ("SFAS 130"), reporting "Comprehensive Income," issued by the Financial Accounting Standards Board establishes standards for the reporting and display of comprehensive income and its components. SFAS 130 requires that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement. The impact of SFAS 130 on the Company's financial statements is as follows:

COMPREHENSIVE INCOME	Cumulative from inception to December 31	Year ended December 31		
	2004	2004	2003	2002
NET LOSS UNDER US GAAP	$ (105,575)	$ (19,227)	$ (10,035)	$ (8,349)
OTHER COMPREHENSIVE ITEMS:				
CUMULATIVE EXCHANGE ADJUSTMENT	(147)	(105)	(87)	(230)
UNREALIZED GAINS (LOSSES) ON AVAILABLE-FOR-SALE SECURITIES (f)	947	(5,725)	4,793	(543)
	800	(5,830)	4,706	(773)
COMPREHENSIVE LOSS	$ (104,775)	$ (25,057)	$ (5,329)	$ (9,122)
NET COMPREHENSIVE LOSS PER SHARE		$ (0.60)	$ (0.15)	$ (0.29)

f) Investments

Statement No. 115 ("SFAS 115"), "Accounting for Certain Investments in Debt and Equity Securities," classifies investments into three categories based on management's intentions and anticipated maturity dates of the investments. Under these three categories, the Company's investments categorized as "other" in note 8 would be categorized as "available for sale securities." Accordingly, these investments would be carried at the quoted market value and the unrealized gains would be shown as a separate component of shareholders' equity. The investments in note 8 categorized as "significantly influenced affiliates" are accounted for under the equity method for which there is no material difference under Canadian and US GAAP, except that the underlying results of operations are adjusted to conform with US GAAP prior to the calculation of the Company's share of equity income (loss). The significant conforming adjustment to the affiliates' results relates to the accounting for mineral property expenditures.

g) Controlled Entities

The Company operates in China through a majority held subsidiary. Under US GAAP, such ventures are accounted for under the equity method as it is considered that the Company cannot exercise sufficient control to warrant consolidation. Under Canadian GAAP, it is considered that the rights of the minority do not significantly impair the Company's right to control and direct the operations and therefore the Company has consolidated, on a proportionate basis, the results of operations and financial position. The Company has determined that the effect of this difference on all periods disclosed is immaterial.

h) Accounting for Sales of Shares by an Equity Investment

The Company accounts for dilution gains and losses from the sale of shares by its equity investments as income statement items for Canadian GAAP purposes. Under US GAAP, dilution gains or losses that arise from a company in the development stage are treated as a charge to equity. For US GAAP purposes, as the Company's equity investments are considered development stage companies, the Company has charged all dilution gains to a separate contributed surplus account in equity.

i) Recent Accounting Pronouncements

In December 2003, the FASB issued Interpretation No. 46-Revised ("FIN 46-R"), "Consolidation of Variable Interest Entities," an interpretation of ARB 51 (revised December 2003), which replaces FIN 46. FIN 46-R incorporates certain modifications of FIN 46 adopted by the FASB subsequent to the issuance of FIN 46, including modifications to the scope of FIN 46. *For all non-special purpose entities ("SPE") created prior to February 1, 2003, public entities* will be required to adopt FIN 46-R at the end of the first interim or annual reporting period ending after March 15, 2004. For all entities (regardless of whether the entity is an SPE) that were created subsequent to January 31, 2003, public entities are already required to apply the provisions of FIN 46, and should continue doing so unless they elect to adopt the provisions of FIN 46-R early as of the first interim or annual reporting period ending after December 15, 2003. If they do not elect to adopt FIN 46-R early, public entities would be required to apply FIN 46-R to those post-January 31, 2003 entities as of the end of the first interim or annual reporting period ending after March 15, 2004. Currently the adoption of FIN 46-R has no effect on the Company's financial position or results of operations.

During 2004, the Emerging Issues Task Force ("EITF") formed a committee ("Committee") to evaluate certain mining industry accounting issues, including issues arising from the application of SFAS No. 141, "Business Combinations" ("SFAS 141"), to business combinations within the mining industry and the capitalization of costs after the commencement of production, including deferred stripping.

In March 2004, the EITF reached a consensus, based upon the Committee's deliberations of EITF 04-02, whether Mineral Rights are Tangible or Intangible Assets, and ratified by the FASB, that mineral interests conveyed by leases should be considered tangible assets. On April 30, 2004, the FASB issued a FASB Staff Position ("FSP") amending SFAS 141 and SFAS 142 to provide that certain mineral use rights are considered tangible assets and that mineral use rights should be accounted for based on their substance. The FSP is effective for the first reporting period beginning after April 29, 2004, with early adoption permitted. The Company adopted this statement which had the effect of reducing the equity loss in Aurora by $1,534,740.

During 2004, deliberations began on EITF Issue No. 04-6, "Accounting for Stripping Costs Incurred during Production in the Mining Industry." Upon completion of their deliberations they will issue EITF 04-6, which will represent an authoritative US GAAP pronouncement for stripping costs. This EITF is expected to be approved and issued in the first quarter 2005. The Company is not at the production stage on any of its mineral properties and does not expect that the adoption of EITF 04-6 will have an impact on the Company's financial position or results of operation.

In December 2004, the FASB issued SFAS No. 123(R), "Share-Based Payment," which establishes accounting standards for all transactions in which an entity exchanges its equity instruments for goods and services. SFAS No. 123(R) focuses primarily on accounting for transactions with employees, and carries forward without change prior guidance for share-based payments for transactions with non-employees. SFAS No. 123(R) eliminates the intrinsic value measurement objective in APB Opinion 25 and generally requires the Company to measure the cost of employee services received in exchange for an award of equity instruments based on the fair value of the award on the date of the grant. The standard requires grant date fair value to be estimated using either an option-pricing model which is consistent with the terms of the award or a market observed price, if such a price exists. Such cost must be recognized over the period during which an employee is required to provide service in exchange for the award. The standard also requires us to estimate the number of instruments that will ultimately be issued, rather than accounting for forfeitures as they occur. The Company is required to apply SFAS No. 123(R) to all awards granted, modified or settled in the first reporting period under U.S. GAAP after June 15, 2005. The Company is determining the effect that this standard would have on the financial position or results of operations in the future.

SOUTHWESTERN
RESOURCES CORP.

[illegible]
[illegible]
[illegible]
[illegible]
[illegible]

[illegible]
[illegible]
[illegible]
[illegible]